ORIGINAL

24-16160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 A
TO FORM 1-A /A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Manually Signed

07047615

QUALSEC

(Exact name of issuer as specified in its charter)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 20 2007
WASH, D.C.
151

Wyoming
(State or other jurisdiction of incorporation or organization)

1770 N. Research Pkwy. Suite 181, North Logan, Utah 84341 *(435) 713-0566*
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Jehu Hand, Hand & Hand PC, 24351 Pasto Road #B, Dana Point CA 92629
(949) 489-2400; fax (949) 489-0034
(Name, address, including zip code, and telephone number, including area code, of agent for service)

(Primary Standard Industrial Classification Code Number) 3829

(I.R.S. Employer Identification Number) 20-5776355

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A. It may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

Exhibit Index on Page 63
120 Total Pages in
This Document

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

Management

The issuer's directors are Dr. Arden A. Kelton and Joel Hand. QualSec intends to add additional persons as directors. Dr. Kelton's address is 332 West Bluegrass Way, Garden City, Utah. Mr. Hand's address is 81515 Alexander, Chapel Hill, North Carolina. QualSec's President and Chief Executive Officer is Mr. Hand. Dr. Kelton is Secretary, Director of Research and Chief Operating Officer. QualSec intends to add one or more additional officers in 2007, including a chief financial officer.

Principal Shareholders

The following table sets forth information relating to the beneficial ownership of Company common stock as of the date of this offering circular by each person known by QualSec to be the beneficial owner of more than 5% of the outstanding shares of common stock and each of QualSec's directors and executive officers. The Percentage After Offering assumes the sale of all shares offered. Unless otherwise noted below, QualSec believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised.

Name and Address	*Common Stock*	*Percentage Before Offering*	*Percentage After Offering*
Arden A. Kelton, PhD.	*70,000,000*	*50%*	*41.2%*
Joel Hand	*70,000,000*	*50%*	*41.2%*

Dr. Kelton and Mr. Hand are "founders" and "promoters" of QualSec. Dr. Kelton and Mr. Hand each hold 50% of our common stock and are "affiliates" of QualSec

Counsel to the Issuer

The legality of the Shares offered hereby will be passed upon for QualSec by Hand & Hand, a professional corporation, Dana Point, California. Hand & Hand is owned by Jehu Hand, a brother of Joel Hand, and is not affiliated with Joel Hand.

There is no underwriter for this offering.

2

ITEM 2. Application of Rule 262

No person associated with QualSec including Dr. Kelton and Mr. Hand are subject to any of the disqualification provisions set forth in Rule 262

ITEM 3. Affiliate Sales

The offering does not involve the resale of securities by affiliates.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

QualSec intends to offer the common stock in the state of New York and Colorado in an issuer-managed offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

QualSec sold 140,000,000 shares of common stock on incorporation (October 18, 2006) to Arden A. Kelton, PhD and Joel Hand, for contribution of intellectual property rights valued at $10,000. No underwriter was involved. The transaction by the Company was is exempt under section 4(2) of the Securities Act of 1933 as one not involving any public solicitation or public offering, and was also exempt under Section 4(6) as an offering solely to accredited investors not involving any public solicitation or public offering exclusively to accredited investors. Dr. Kelton and Mr. Hand are considered to be accredited persons based on their status as directors and executive officers of QualSec.

ITEM 6. Other Present or Proposed Offerings

Neither QualSec nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this offering Circular.

ITEM 7. Marketing Arrangements

To the knowledge of QualSec, no person has entered into any arrangement or understanding (a) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; (b) to stabilize the market for any of the securities to be offered; or (c) for withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation. There are no underwriters which have been engaged and no persons to the knowledge of QualSec are making sales to any accounts over which such persons exercise discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert has been retained by QualSec and no person has been employed by QualSec on a contingent basis or which has a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document
No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

COVER PAGE

QUALSEC
(Exact name of Company as set forth in Charter)

Type of securities offered: *Common Stock*
Maximum number of securities offered: *30,000,000 shares*

Minimum number of securities offered: *There is no minimum offering*

Price per security: *$.01*

Total proceeds:
If maximum sold: *$300,000*
If minimum sold: *$0*
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? *No*
If yes, what percent is commission of price to public? ____________________%

Is there other compensation to selling agent(s)?
[ ] Yes [X] No

Is there a finder's fee or similar payment to any person?
[ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?
[ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted?
[ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.
IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES

4

COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
New York	*pending*	*pending*
Colorado	*none*	*pending*

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 58 pages.

THE COMPANY

1. Exact corporate name: *QualSec.*
State and date of incorporation: *October 18, 2006, Wyoming.*
Street address of principal office: *1770 N. Research Pkwy. Suite 181, North Logan, Utah 84341*
Company Telephone Number: *(435)731-0566*

Fiscal year: *September 30*

Person(s) to contact at Company with respect to offering: *Dr. Arden A. Kelton*
Telephone Number (if different from above):

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

There are three types of risks to investing in our common stock, the first risk being risks related to the development of our products and the second type of risks related to the structure of the offering; and the final risk being risks related to the uniqueness of the device.

Risks Related to Development of our Device

We have not yet developed a working model of our electronic olafactory device. We have no other product either developed or under development. We estimate that the development of a working prototype will require 6 months from the receipt of funding of $300,000. If we are unable to develop a working model then we will not have any product to bring to market. We are dependent upon one and only one technological device that may not ever be developed. If all the proceeds of this offering are received and the working model is not complete, we will be required to obtain additional financing and we may not be able to do so on terms that are reasonable to QualSec and its shareholders, or possibly we may never be able to develop the device, resulting in a total loss of your investment.

We have not identified the persons who will manufacture the device in commercial quantities and cannot engineer the design for manufacturing until the prototype is completed. We may not be able to find a suitable manufacturer. The manufacturer may not be able to obtain raw materials or complete manufacture at a price which is economically feasible. We may be unable to engineer the design for manufacture or be able to manufacture the device on a timely, efficient basis with sufficient quality control. There could arise unforeseeable problems with the manufacture, including problems with quality control, inability of the manufacturer to produce finished product timely and in accordance with the specifications, or with obtaining components. Thus, even if we can design the device and can find a market for the device we may not be able to have it efficiently and timely manufactured, leading to a total loss of your investment.

There are currently no laws or regulations concerning privacy or other constitutional law issues directed at the manufacturer of measuring and detection devices. All of such constitutional provisions, laws, regulations and judicial interpretations thereof are directed at the user of the sensory devices, such as governments or employers. Our product will be similar to other devices

used to measure elements in, on or about the person of individuals, such as blood tests, drug tests, DNA tests, breath analysers, airport screening detectors, X-rays, etc. If constitutional and other legal provisions were to be enacted against the manufacturers of sensory devices or their components, or there were enacted prohibitions against the use of sensory devices (such as our device) by government, the market for our device would be severely impacted. It is Qualsec's understanding that such prohibitions against use of these sensory devices by government would require a constitutional amendment and or extreme political change, and are highly unlikely in the foreseeable future.

Currently diagnostic and sensory devices are not generally subject to product liability claims for errors or inaccuracies. For example, under Qualsec's understanding of product liability law, if our device is used to screen for lung cancer, and returns a false negative as the result (the patient had lung cancer but the device was unable to detect it) Qualsec would not be liable for product liability claims. This is due to public policy which recognizes that first, it is impossible to produce a 100% accurate testing device, second, that fact is recognized and so medical professionals use not only one test but a complex of factors in making a diagnosis, and finally because should the law impose product liability for inaccurate test results, no manufacturer would supply testing equipment and no lab would perform tests. However, new laws or judicial decisions could be enacted imposing such liability. Also, the device will use chemicals suspended in gel and placed on a polycarbonate disk as the testing medium. It is possible that some person, perhaps a toddler, will attempt to remove the gel from a testing disk and ingest the gel, resulting in injury or poisoning, and a court of law could hold Qualsec liable under product liability theory. Qualsec does not now have any product liability insurance and may not obtain such insurance, so that any legal judgment and the legal defense costs could seriously and adversely affect Qualsec.

Our device's competitive advantage, if any, will be primarily based on the technology we have and will develop. Competiors may develop technology which is superior or believed to be superior. Although Qualsec intends to file patent applications on certain aspects of its technology, such patent applications may not be approved, may be contested by competitors or may be enfringed upon. Any patent application we file is subject to review by the US Patent Office and may not be approved. If our patent applications are not approved, competitors can copy our technology with impunity. We lack may lack funds for any patent litigation, even if patent applications are granted. Further, technological advances or elevated customer expectations may render our device obsolete.

We are newly organized and have no operational history by which potential investors can evaluate our future results and likelihood of success. We have no earnings history so investors have no basis for estimating our future level of sales or profitability or indeed whether we will have sales or profitability.

We have not secured orders for the sale of the device and cannot do so until we have completed a working model and can be sure we can supply the device in commercial quantities. If we cannot obtain buyers for the device we will not be able to continue in business. Even if we secure orders, we may not attain profitability and will be unable to maintain operations unless we are able to obtain additional financing. Such financing may be impossible to find on terms satisfactory to QualSec.

Risks Related to the Common Stock

There is no public trading market for the common stock. Investors may not be able to resell

their common stock for a profit, if at all, and thus could lose all or part of their investment. The common stock is not approved for trading on any market. QualSec will apply for trading initially on the Pink Sheets LLC, but listing approval is not guaranteed and could require months. The Pink Sheets is a privately owned electronic inter-dealer system and does not require that a public company provide significant ongoing financial disclosure about its business.. Listing on the Pink Sheets does not constitute any endorsement or approval of a listed company or its securities, and the Pink Sheets LLC does not review or monitor an issuer's activities. Our common stock will be a "penny stock" (as defined in Exchange Act Rule 3a-51) for the foreseeable future which means that brokers can only buy or sell the common stock on an unsolicited basis. The penny stock rule and similar regulations will reduce the likelihood that a liquid trading market will arise for the common stock. The common stock may trade at less than the offering price. Because our stock will be a "penny stock" a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, Qualsec's common stock.

In the absence of a security being quoted on NASDAQ, or the Company having $2,000,000 in net tangible assets, trading in the Common Stock is covered by Rule 15c2-6 promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are also exempt from this rule if the market price is at least $5.00 per share, or for warrants, if the warrants have an exercise price of at least $5.00 per share.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosures related to the market for penny stocks and for trades in any stock defined as a penny stock. The Commission's regulations under such Act define a penny stock to be any NASDAQ or non-NASDAQ equity security that has a market price or exercise price of less than $5.00 per share and allow for the enforcement against violators of the proposed rules. In addition, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure also must be made about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities, and if the broker/dealer is the sole market-maker, the broker/dealer must disclose this fact and its control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

While many NASDAQ stocks are covered by the proposed definition of penny stock, transactions in NASDAQ stock are exempt from all but the sole market-maker provision for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operation for three years), (ii) transactions in which the customer is an institutional accredited investor and (iii) transactions that are not recommended by the broker/dealer. In addition, transactions in a NASDAQ security directly with the NASDAQ market-maker for such securities, are subject only to the sole market-maker disclosure, and the disclosure with regard to commissions to be paid to the broker/dealer and the registered representatives.

Our common stock is subject to the above rules on penny stocks and the market liquidity for the Company's securities could be severely affected by limiting the ability of broker/dealers to sell the our common stock.

In order to provide the additional $4,500,000 required (in addition to the $300,000 offered hereby) to complete development, manufacture and market the device, Qualsec will need to offer additional shares of its common stock or offer other securities (see following paragraph). Qualsec cannot predict the terms of these offering nor the price at which shares of common stock may be offered. These offerings may be at a lower price per share. If the offerings are at a lower price per share than the current offering ($.01 per share) this may result in a lower trading price for the common stock because public investors may interpret a lower offering price as lower estimation of the value of the common stock..

If we do not obtain the full amount of this offering ($300,000), as well as the additional $4,500;000 required to complete development, manufacture and market the device, we will not be able to complete development, manufacture the device, market it or even remain in operations, resulting in a loss of all or most of your investment. Qualsec has not determined the terms for any offering after this one. Any future offering may be for common stock, or may be for a security with rights superior to that of the common stock. The terms for any potential follow-on offering might be extremely dilutive to the purchasers in this offering, if the offering price for any follow-on offering is less than $.01 per share. We do not believe that we can commence raising such additional funds until after the close of this offering, nor until we can demonstrate clear progress on the development of a prototype, and so cannot at this time determine the terms of any follow-on offering or whether it will ever occur.

There is no minimum offering and no escrow of proceeds until the minimum offering has been raised, and thus no assurance that any proceeds will be raised nor that all of the proceeds will be obtained which are required to develop a working model of the device, resulting in a loss of your investment. If the entire $300,000 is not raised in this offering, QualSec may attempt to raise the required funds in another offering, but such offering may be at a lower price per share than this offering.

Investors are purchasing the common stock at a price of $.01 per share, which is higher than the tangible hook value of the common stock prior to the offering of $0. Therefore, investors will receive dilution of 100% of the value of their investment on a book value basis, and will receive nothing if QualSec ceases operations and is liquidated.

No person has agreed to act as market maker for our common stock. Qualsec believes that if it is able to sell a significant portion of the offering, and the common stock is accepted for listing on the Pink Sheets LLC, Qualsec will have no difficulty in finding market makers for its common stock because it intends to supply current financial statements on a quarterly basis to the public as well as updated disclosure about its business development.

Two shareholders, who are also management, will control 82.4% of the common stock if the maximum offering is sold, so investors will lack the power to remove the directors or otherwise control QualSec. This ownership percentage by management will also deter any takeover attempt by third parties not approved by management, even if such takeover might be beneficial to shareholders.

Risks Relating to the Uniqueness of the Device

Our device incorporates proprietary technology which we believe will be the most efficient, accurate method to sense certain chemical compounds. We have not filed for a patent on the technology and may not do so, if ever, until a prototype is completed. Any patent could be challenged by a competitor or other party. Defending patent rights is enormously expensive. If we cannot protect our proprietary rights, others will be able to use our technology to compete with us.

Competitors may develop competing technologies or products which are better and/or cheaper than ours, in which case we will be unsuccessful in marketing our products.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES.

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

QualSec intends to develop and market an electronic olfactory device. We believe we can design and manufacture (or cause to be manufactured on a contract basis) this device to be portable to the extent it will be handheld. QualSec believes that the electronic olfactory device will be able to detect minute quantities of chemical compounds in minutes and provide an electronic report to the user in real time.

The product will consist of four discrete functions: air circulation over the testing substrate; interaction of the testing compound with the airborne chemicals; analysis of the test results; and reporting of results to the user. A ventilation fan will assist the device in sampling air. The air can be collected from the area surrounding the subject (person or item) or from breath. The air will be analyzed using proprietary technology and the results are stored on the device (such as by flash cards) and reported via an LCD screen to the user or outputted to other devices such as a notebook computer.

To assist investors in understanding the product, imagine that you hold in your hands a portable audio compact disk (CD) player. We trust that any potential investor has owned or at least used one of these players. These players are currently sold at retail for under $50. The portable CD player has a battery operated power supply, a motor to spin the disk, a laser to read the disk ,a lid that opens to change the disk, pushbutton controls, electronic circuits to convert the information on the CD to audio, and LCD readout that lists the track being played, and a headphone jack. These players are reliable and durable absent physical abuse. The technology involved in manufacturing these players is simple by today's standards, as evidenced by their low cost. Pre-recorded audio CDs have music recorded in several tracks. Usually each track corresponds to a song title, and upon loading the CD, the player typically lists track information on the LCD readout. Blank recordable audio CDs , manufactured from polycarbonate plastic, can be bought for under $1.00 each in any electronics store.

Now imagine that you take this portable CD player and make a few changes. You add a handle on it so that it is easier to hold. You add a vent to introduce air to the top of the disk and in that vent there is a small electric fan to pull in air. The lid is changed somewhat so that a thicker disk can be used. A polycarbonate disk is used just like in the audio CD player, but instead of music tracks, it has a surface coating on one side and a series of nanotechnology sensors on the other side situated around the outer circumference of the disk. Each sensor consists of a nanostructure with a coating on one side comprised of a proprietary gel and a reactive compound designed specifically for each chemical compound that will be sensed. There are multiple nanostructures on each disk. Sensors on the disk are engineered to sense nitroglycerin; another could sense hexamethylene triperoxide diamine, or other markers for dangerous explosives.

For Homeland Security applications, the sensing compounds are well known and already in use in the industry. For other applications, such as detection of illegal drugs or disease, many of the sensing compounds are known, and the others can be developed by Qualsec for the specific application. When the airborne chemical compound comes in contact with the sensing compound on the disk, it causes a chemical reaction which changes the physical shape of the sensing compound. In layman's terms, it distorts the sensing compound. This distortion can be read by the laser similar to the manner in which the laser in an audio CD player reads the audio track. An electronic circuit and software in our device interprets the laser signals into a measurement of the airborne compound, which is output in user-friendly terms to an LCD screen, or to a USB port or smart card.

Our olafactory sensing device can be manufactured for a variety of applications, including Homeland Security (explosives) law enforcement (illegal drugs) or medical (lung cancer or certain epidemic diseases). Our hand-held device will be designed to be universally used for all applications, while the disk will be customized for each application and will program the device for that application via software embedded in its programmable chip. The revenue stream for Qualsec can include sales or leasing of the sensing device and sales of the sensing disks.

The only modification needed to use the device for all these applications will be a simple programming change. For example, if the device is being used for Homeland Security, the program (burned in on an EPROM or on a smart card) will know that track 1 on the testing disk is sensitive for nitroglycerin, track 2 is sensitive for hexamethylene triperoxide diamine, and so on for all the tracks on the disk. The program will also have the algorithm to interpret the testing results for each track so as to give the parts per billion in the sample and set the threshold levels for alerts. . If the device is used for law enforcement drug testing, there will be a separate track for each drug to be tested. Correspondingly, the testing CD for each type of test will have to be provided. Qualsec can buy the polycarbonate disks from any one of hundreds of suppliers, and apply the gel, track by track, with a simple machine similar to a labeling machine.

As can be seen from a description of the device as compared to an audio CD player, development of the prototype is not expected to be overly difficult or complex. For applications other than for Homeland Security, such as detection of avian flu, we will need to develop the appropriate sensing compound using principles of organic chemistry. The development of sensing compounds is not overly complex. Because of a potentially large market (some estimates are as high as $6 billion) and the need to improve homeland security, the development of artificial nose technology by universities, government laboratories, large corporations, and startup companies has been heavily funded by governments, industry, and venture capital. More than a dozen universities, two dozen companies, and half-dozen national laboratories, domestic and foreign, are or have been

12

involved in the development of artificial nose technologies. More than a billion dollars has been spent developing these technologies. This has resulted in a very rapid advance of technologies, but also numerous and different approaches that must be confusing to funding agencies and potential invertors.

The rapid advance of technology has rendered most of these approaches technically obsolete and many of the ongoing projects dead-ended. While the R&D efforts have resulted in many commercial E-nose products, benchtop and portable, most have languished in the market or been abandoned altogether. Some of these products have found niche markets and continue to to be sold.

All of the current approaches are limited by more than one of the following problems:

- *Cost;*
- *Selectivity;*
- *Resolution;*
- *Noise;*
- *Reversibility;*
- *Limited number of sensors in array (discrimination)*
  - *Type of sensor*
  - *Redundancy of sensors;*
- *Drift*
  - *Instrument instability*
  - *Sensor recovery, memory;*
- *Reproducibility;*
- *Effects of environment (humidity, temperature, vibration, CO_2, ethanol, etc.;*
- *High power consumption;*
- *Portability (size, weight, controlled environment, etc.);*
- *Requirement for skilled operator;*
- *Frequent calibration;*
- *Inability to detect important odor components, e.g. small amines, etc.;*
- *Discrimination – ability to detect the target odor in a complex odor background;*
- *Failure to implement multidimensional analysis of data, e.g. response of each sensor as function of time and amount of exposure.*

Many of these problems tend to be solved by miniaturization with a technical and commercial trend to smaller and smaller sensor arrays. Multiple sensors with integrated circuitry can be incorporated into a single chip for low-cost, high-volume production with existing manufacturing resources. Reduction to nanoscale (atomic dimensions) can further provide enhanced chemical and physical properties, e.g. in some applications, single molecules can be detected with a large signal/noise ratio. Consequently, recent R&D has focused on development of nanotech sensors and arrays to develop the ultimate artificial nose technology (nanotechnology is the natural limit to size reduction).

The rapid and dramatic advances to the limit of miniaturization with a large and growing technical data base offer new opportunities for small companies to develop new sensors and sensor arrays.

QualSec intends to exploit such opportunities through unique application of existing technologies combined with proprietary chemistries to be incorporated into nanosize structures.

Our approach allows for many different type sensors and redundancy. We believe that our approach will meet current and future needs for odor recognition. Our objectives are:

- *A single, low-cost, universal instrument suitable for a variety of applications;*
- *An easily insertable disk that will be customized for each application and will program the instrument for the application, analysis of data, and display of results (new and updated applications can be accommodated without changes to the instrument);*
- *Large sensor array (many different sensor types with redundancy can be accommodated on a small disk because of the nanoscale size of the sensors);*
- *Highly sensitive – low ppb (an advantage of nanosensor characteristics)*
- *Reliable: few moving parts, off-the-shelf components;*
- *Able to discrimate targer odors in the presence of interfering background oders (different sensor types, redundancy, spacio-temporal analysis of data);*
- *System resistant to:*
    - *Temperature & humidity variations (sensor design supplemented by programming);*
    - *Sensor drift prevention & compensation (advantage of nanosensor & advanced data analysis);*
    - *Sensor poisoning, e.g. a new, low-cost disk can be as easily and quickly inserted as a CD*
- *Real-time results in seconds (fast response time is an advantage of nanosensors)*
- *Handheld instrument (small size possible because of technical approach and nanoscale sensors);*
- *User friendly (disk will program for operation, analysis of date, and display of results – just point and press the start button).*

Our competitors may decide in the future to copy Qualsec's approach, and since all of our competitors have more money and resources than Qualsec, competing could be difficult.

QualSec will likely file for patent protection of the overall design and the technology which has been and will be developed in building the prototype. Our technology was developed by management prior to incorporation of the company in October 2006, and contributed to Qualsec by the founders. No other person other than Qualsec has any rights in the technology . Presently, QualSec's technology is not protected by patent but certain aspects of the technology are being maintained as a trade secret. When the prototype is completed, QualSec will consult with patent counsel to discuss the best way to protect any proprietary technology.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

We have not developed a working prototype, but we expect that the proceeds of this offering ($300,000) will be sufficient for the initial development costs. We expect the process of creating a prototype will require 6 months of development. Design and manufacture of the product will be

possible under existing manufacturing technology and processes.

To amplify on the design process, we refer back to our previous statement regarding the four functions of the device.

Air circulation will be effected by the use of state-of-the art DC fan technology. Since the fan does not need to move air at a high velocity, the centrifugal fan will be small and an integral part of the rotating disk. As such, it will share the DC drive for the disk with minimal additional power draw. Air will be directed over the testing.compound to an exit point, which will control the flow rate.

Testing material is designed specifically for the target spectrum of volatile organic compounds (VOCs), which is sought to be tested. The specific testing nanosensors are deposited on a substrate similar to a music CD or video DVD. For example, the test materials for explosive organic compounds are very well known in the industry. These compounds will not require and development by QualSec, but other testing materials, e.g., for avian flu, will need to be developed. Note that the test disks will need to be manufactured separately. Test disks will be single application, but the device can be used to test for as many different applications as can be imagined, by utilizing the appropriate disk.

After the testing nanosensors interact with the atmosphere, the results are read by a laser beam similar to that used in a CD player. Proprietary software will compile the results from scanning the test disk, and output the results to an LCD screen and/or permanent memory. Development of a working model is not expected to present any novel engineering or design issues. QualSec will endeavor to produce a design which is durable, reliable, aesthetically pleasing and ergonomic for a low per unit cost.

The device will be designed for the spectrum of specific volatile organic compounds (VOCs) which are being measured. With respect to Homeland Security applications such as detection of explosives, these materials are already standardized and are in use. QualSec will design a software interface to report the test results to the user. We believe that the same device can be customized for various applications by using the disk to program the software in the device with different formulations for different applications. This flexibility will permit the use of different nanosensor arrays (type & number) on the disk, as well as allow updates to programs developed for each application.

After the completion of a prototype, estimated to require six months, QualSec believes it will require an additional six months to complete a manufacturing design and find a suitable manufacturer. A manufacturing design is more refined than the prototype design. For purposes of completion of a prototype, Qualsec will use components such as motors, fans, lasers etc. which are available from local electronics suppliers. Custom components such as circuit boards will be handmade. For purposes of the manufacturing design, Qualsec will need to source components based on factors such as volume pricing, reliability, and availability and the circuit boards and the case will need to be custom manufactured. Most likely Qualsec will seek for manufacturers of similar electromechanical devices such as audio CD players and request work samples, references and requests for quotations, and the manufacturer will source the components. The selection of the appropriate manufacturer will be critical. Qualsec will begin the process of locating a manufacturer before the prototype is completed, but has not had any discussions with any manufacturer. The search for a suitable manufacturer will be made by reviewing trade publications, personal

references, internet searches, and similar means.

At the time the prototype is complete, an additional $3,000,000 in financing, available over six months, will be required by QualSec for manufacturing design, component sourcing, manufacturing of testing disks and regulatory compliance (e.g. documentation of FDA good manufacturing practices). A final amount of $1,500,000 is estimated to be required at 18 months following initial funding for marketing, quality control, and establishing a custom service system. QualSec does not have any agreements in place to provide the financing, although management believes that completion of a working model and perhaps some purchase orders will enable QualSec to obtain such financing.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

QualSec intends to sell its artificial olfactory device in several industries including medical and agricultural diagnostics, homeland security, the food and beverage industries, environmental monitoring, malodorant detection and monitoring, processing monitoring, Quality Assurance/Quality Control, and several other commercially important applications.

Two of the most attractive potential markets for QualSec's artificial nose are medical diagnostics and homeland security. Hundreds of volatile organic compounds are exhaled in human breath. These have been studied by many investigators over several years using sophisticated laboratory instruments (GC/MS). Such studies have shown that several diseases might be rapidly diagnosed by screening for particular volatile organic compounds spectrums in breath. Since GC/MS requires expensive instrumentation and skilled operators, a relatively inexpensive, easy-to-use, low-cost, and effective artificial nose could be exceptionally useful in screening patients for several diseases, and would have the important benefits of being non-invasive and providing immediate results. It would facilitate early detection of such diseases as lung cancer, especially among smokers. Of particular importance is the likelihood of screening for early-stage (latent period) viral diseases. An effective artificial nose could screen travelers, medical personnel, and others to help control and effectively treat a pandemic or victims of a terrorist attack. Various highly-infective and deadly viruses have been identified by homeland security as potential terrorist weapons of mass destruction. Determining an outbreak and extent of an epidemic is time critical. Early-stage treatment dramatically increases survival rates, while early identification of an outbreak would limit spread of the disease potentially saving thousands or even millions of lives. Detection of explosives and nerve gases for homeland security also presents opportunities for QualSec's product. While this market is highly competitive, the potential low-cost and ability to discriminate target spectra within a complex volatile organic compounds background will be significant competitive advantages for QualSec.

Although medical diagnostics and homeland security are major potential markets, several other very large markets could be targeted by QualSec. A marketing study will be necessary to determine which markets and in what order those markets will be pursued. In agricultural uses, for example, the device could test for nutritional deficiencies or disease in livestock in a quick, cost-effective, and non-invasive manner by sampling breath. An effective artificial nose owes many of its potential applications to the lack of dependability of the human nose (subjectivity, health, fatigue, effect of previous exposure to odors, labor expense, time-of-day, etc.). In attempts to reduce variability in odor assessment, various artificial noses, benchtop and portable, have been evaluated

16

for a variety of potential applications. Some of these applications have been successful and some unsuccessful. Odor assessment by artificial nose has been investigated for beer; wine; distilled spirits; milk; soymilk; fruits; vegetables; olive oil & vegetable fats; cosmetics; packaging (off-odors); bacterial fermentation; interior & exterior automobile odors; exhaust monitoring; malodors from animal facilities, wastewater treatment plants, & composting facilities; illegal drug manufacture; detection of buried bodies; etc. QualSec's management believes that successful development of its nanotech based artificial nose will allow the Company to penetrate most of these markets.

QualSec plans to market its products worldwide through established distributors in each industry and market segment.

Osmetech's SAW detection systems detects volatile chemicals emitted by bacteria and is being marketed to detect early stage pneumonia, urinary tract infections and bacterial agenesis. We believe our device will be more accurate and less costly

The food processing industry could utilize our device to check for spoilage and other quality control issues. We believe that law enforcement, Coast Guard and US customs agencies can use our device very effectively for illegal drug detection and to quickly screen for drug use by suspects. Finally, business and environmental agencies can use the device to quickly detect the leakage of harmful substances into the environment.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features: Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

QualSec's management expects that competition in the artificial nose business will be based on price, ease-of-use, portability, available applications, and, in particular, technical advantages. As stated above, QualSec is targeting a price of about $1,000 for its artificial nose instrument. This target is based on management's plans to use mostly off-the-shelf, inexpensive, proven components and to manufacture a single instrument for all applications. Competitor's prices begin at about $5,000 to $20,000 for a portable instrument, while sophisticated benchtop instruments are considerably more expensive ranging into the hundreds of thousands of dollars. QualSec's business strategy is to keep the cost of the instrument low, while selling its disks at market value, which is presently estimated to be about fifteen times direct cost. The minimum price is expected to be no less than three to five times direct cost. While there are many variations in product features that are currently on the market, QualSec has set objectives for its instrument (see foregoing discussion) that are superior to the collection of features of any particular competitor.

Competitors. *As previously discussed, earlier technologies and their products are being made obsolete by technical advances. While some E-nose products may survive and prosper in niche markets, QualSec management believes that most of the potential applications in medical diagnostics, homeland security, and other large markets will eventually be served by products based*

on nanotechnology because of its many technical advantages and potential for lower cost. Further, QualSec's management believes that continued obsolescence based on size reduction is unlikely because nanotechnology is the practical lower limit for molecular detection.

Thus, our potential competitors include those companies that are developing or are likely to develop nanosensors. At present, QualSec is aware of only three nanotechnologies that are useful for development of nanosensors for VOCs. These and companies known to be exploiting them are as follows:

- *Carbon Nanotubes*
  - *Nanomix*
- *Carbon Nanowires*
  - *Nanosys*
- *Quantum Dots*
  - *Invitrogen (acquired Quantum Dot Corp.)*
  - *Evident Technologies*

Nanomix is aggressively developing nanotube sensors for industrial and medical applications. A nanotube sensor system, however, has some significant problems that include:

1) extreme sensitivity to the environment – chemical and biological species in the vicinity of the nanotubes are likely to alter the electronic signal;
2) cost – each analyte requires a separate silicon chip transistor resulting in a practical limit to the size of the array;
3) the nanotubes currently use existing, off-the-shelf coatings (metal oxides, polymers, etc.), which have known problems, e.g. sensitivity, selectivity, sensitivity to humidity and other gases, stability, robustness, reversibility, etc.

QualSec Management believes that Nanomix could be its major competitor.

Nanosys is developing nanowire sensors. However, these sensors suffer the same problems as nanotube sensors, and Nanosys is known to be focused on developing other nanotechnologies for large market applications including flexible electronics, non-volatile memory, fuel cells, solar cells and life sciences consumables.

Invitrogen and Evident Technologies are known to be developing quantum dot technologies. Quantum Dots are nanosize crystals that can emit many different colors when excited by UV. QualSec management does not know if either company is actively developing sensors for VOCs. Evident Technologies is developing its EviFluors™ Technology, which uses antibodies conjugated to quantum dots. Using a single UV excitation source, their quantum dots can be used to track a number of different proteins simultaneously in one sample. They have received a NIH grant to develop a quantitative assay for multiple breast cancer markers. Such pursuits do not predict commercial competition.

With respect to the Homeland Security applications, our principal competition consists of GE Security and Smiths Detection, a unit of London-based Smiths Group PLC , which manufactures the large "puffer portals" found at airport security checkpoints to check passengers. These machines are large enough that they need to be stationary, cost about $160,000, and test for a limited range of compounds. A few portable and handheld E-nose instruments are commercially

available in the price range of about $5,000 to $20,000. In addition to high cost, all have more than one of the problems previously discussed. We expect our device to be fully portable, cost less than $1,000 and test many times greater number of compounds.

The TSA also employs Explosive Trace Detection Machines ("ETD"s) to check suspicious items at security checkpoints. The following is quoted from a notice for a June 29, 2006 U.S. House Aviation Subcommittee hearing: "ETD machines are roughly the same size as a common laser printer and cost only a few thousand dollars. ETD machines can detect minute traces of explosive residue, which may have been transferred to baggage surfaces through direct or indirect contact. While the ETD machines themselves have extremely high detection rates and very low false-positive rates, the process for collecting trace samples is slow, very labor intensive, and highly susceptible to human error. Currently, there are over 7,400 ETD machines deployed." QualSec believes that its device will be less costly, costing less than $1,000, and be much quicker and more reliable because our device can sample air from specific areas and does not need swiping of specific areas.

**QualSec understands that a technology being developed by New York-based L-3 Communications Holdings Inc. would check for explosives by analyzing material on traveler's skin and clothing when they push a short swinging gate.*

Most of QualSec's potential competitors are larger, better financed, and many have established markets and market relationships. Most, however, have multiple product lines and do not focus their resources entirely on their artificial nose products. Further, only a few competitors offer handheld or portable instruments. Most of these employ older, obsolete technologies. QualSec's management believes that a market opportunity exists for its proposed artificial nose product. QualSec's management believes that its artificial nose product will compete on the basis of price, ease-of-use, portability, available applications, and, in particular, technical advantages.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Management intends to develop marketing relationships with established, worldwide distributors in target markets. QualSec plans to sponsor a marketing study to prioritize target markets and identify the key distributors and their marketing contacts in each target market. Thereafter, management will employ proven networking procedures including attendance at trade shows to establish working relationships with target contacts and negotiation of distribution agreements with the key distributor. We plan to commence marketing initially to the US Homeland Security Department or to contractors who supply that department. We plan to market by personal contact with agency officials and contractors. To date, we have not conducted any marketing

studies, but intend to do so prior to developing applications for target markets and initiating a broad marketing program.

We have no sales contracts at this time

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $________
(a recent date)
As of ____/____/____ $________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

We do not have any orders for our products and we have no backlog.

(f) to date the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have only two employees, Dr. Kelton and Mr. Hand. We intend to hire 1 person in administration, 2 in research and development and 0 in sales up on conclusion of this offering. All of these employee estimates are assuming a full time basis. We have no firm plans on incentive or benefit plans but we intend to offer a stock option plan. We believe these employee levels will be sufficient for the next 12 months. In addition, some of our research and development may be outsourced to researchers at Utah State University, in Logan, Utah.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

We lease a two-room office in North Logan, Utah for $500 per month, on a lease cancelable on 60 days' notice. We think this space is adequate for the next 12 months.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for

research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Our technology is proprietary. We intend to file for patent protection on our technology and we believe our patent position is strong. The inventor of the patent is our officer and director who will assign all rights to the patent application and other intellectual property rights to QualSec. We will also rely on trade secrets and other confidential information developed in the future. Employees, contract researchers and suppliers will be required to sign confidentiality and work-for-hire agreements to safeguard our proprietary technology.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Homeland Security product is not subject to any governmental regulation, but the marketing of the device for medical diagnostic use will require approval of the FDA. The FDA classifies medical devices as either Class I, Class II or Class III devices. Most Class I devices are exempt from the FDA approval process. Class II devices cannot be marketed unless in an exempt subclass or unless the manufacturer provides a 90 day notification process with the FDA (known as a 510(k) filing) and Class III need pre-market approval (PMA) before marketing. In any event, FDA regulations require medical devices to be safe, effective, and to be manufactured in accordance with certain quality standards, and requires that compliance with FDA standards be documented. We believe that our device will be classified as a Class I or Class I device and will only need to comply with the 510(k) procedure. More information about the FDA's requirements can be found at the FDA's website at http://www.fda.gov/cdrh/ode/index.html.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

There are no subsidiaries

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

We were organized in October 2006. There have been no mergers or acquisitions nor any recapitalizations, and none are contemplated.

4(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Date or
number of

Event or Milestone	Expected manner of Occurrence or method of achievement	months after receipt of proceeds when should be accomplished
1. Complete prototype	*Engineering design*	*Six*

Completion of a prototype "working model" will require an estimated 6 months after the receipt of proceeds of $300,000 from this offering. As set forth in Item 3, the design of the prototype involves no novel design issues. QualSec will employ several engineers to design the device and begin development of new sensing compounds. .The specific steps in the process are outlined as follows: however, Qualsec may modify these steps during the design process.

A. Buy several portable CD players for parts and case.
B. Cast a plastic handle using plastic resin and a mold produced by hand.
C. Modify lid to increase depth
D. Buy a small DC centrifugal fan from computer supply store and mount on the lid
E. Design and build circuit board with pigtails for USB port and smart card.
F. Write software to control laser head and translate the results.
G. Buy blank CDs, gel compound and chemical components for sensing compounds. Apply compound to CDs, test, and modify software to adjust sensitivity.
H. Collect published technical information on the composition of testing compounds.
I. Develop new compounds

> *If we are delayed in developing a prototype, we will not be able to continue in business without the infusion of additional amounts of cash. The terms of any additional financing cannot be predicted and could involve the issuance of securities at a lower price than the common stock offered hereby, or with rights superior to the common stock.*

2. Commence Homeland Security marketing	*Meet with appropriate governmental officials*	*Six*

This stage will not involve the expenditure of a significant amount of cash, the identity and contact information for the personnel at Homeland Security responsible for purchasing in airport security area is not difficult to ascertain. We believe that a working model will facilitate these meetings, because it will be able to demonstrate (either live or through a video presentation) the ease of use, portability, adaptability, and efficiency of our device to the appropriate governmental officials. If we are unable to market our product we will not have any sales and will not be able to continue operations.

3.Begin manufacturing	*Manufacturing engineering; Establish and document FDA "good manufacturing practices"*	*Twelve*

This milestone will require approximately $2 million commencing six months from the receipt of funds from this offering. Every component will have to be sourced and/or redesigned for manufacturing. For example, for purposes of the prototype, the air circulating fan can be purchased at any electronics store for under $10. That fan will work sufficiently well in a working model, but selection of the fan for the manufactured product will involve several more factors, including volume price, reliability, and locating the source of the fan; current draw; duty cycle (fan will be

operated intermittently and not continuously, so fan can be cheaper), electromagnetic interference, etc. QualSec may be required to commit to purchase a minimum quantity and make an advance payment to secure the supply. Qualsec has not had any discussions with any potential suppliers. All of the components for the device are either off the shelf items (motors, fans, disk lasers) or easily designed and manufactured (cases, circuit boards) and are each available from hundreds of suppliers.

If we are unable to have the device manufactured timely or on a cost effective basis we will not be able to supply our sales and we will cease operations, resulting in a total loss of your investment.

Documentation for FDA good manufacturing processes will probably be outsourced to a consultant that specializes in producing such documentation.

4. Begin medical device Marketing	*Identify most promising applications; file 510(k) Application;*	*Twelve*

Marketing to the medical device users will require about $1.5 million in cash and can, but is not required to, commence about twelve months after the receipt of proceeds from this offering. The FDA application will be outsourced to an outside FDA consultant. QualSec will need to identify distributors for the applications it deems most promising. For example, if the device is marketed for lung cancer screening, hospitals, oncologists, and internists would be the most likely target. If we are unable to successfully market the medical device users, we will not have sales to the medical device market.

State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Our operations have been limited to development of our technology. We have no sales or contracts for sales and have performed no marketing. Homeland Security sales will be dependent on the government procurement cycle, which in general involves a one-year lead time from awarding contracts until sales can be made. We believe that 18 months after receipt of the initial funding of $300,000, and receipt of the additional $4.5 million in financing commencing 6 months thereafter, will be required to reach sales and a break even point. If we encounter a long delay in obtaining governmental contracts for our device this date will be accordingly pushed back. We will commence some level of marketing for Homeland Security applications immediately, but we cannot expect to facilitate firm contracts without a prototype.

We could encounter delays in obtaining FDA clearance for our device if we cannot prepare the required documentation for filing of the 510(k).

Any delay will require that we raise additional equity funding in order to continue operations. We do not have any agreements or understandings for any such additional financing.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

$0, as we are newly organized.

$0 *($0 per share)*

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

We had no profits so this item is inapplicable.

Offering Price Per Share
Net After-Tax Earnings Last Year Per Share

=(price/earnings multiple)

7.(A) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$0 ($0 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

not applicable.

(b) . State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

We sold 140 million shares of common stock to two persons, our officers and directors, for the contribution of patent rights valued at $10,000.

8.(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 17.6%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

*If the maximum is sold: $1,700,000 **

*These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:

NONE.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

NONE.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9.(a) The following table sets forth the use of the proceeds from this offering:

Maximum Offering

Total Proceeds	*$300,000*
Less offering expenses(1)	*5,000*
Net proceeds	*$295,000*

Use of Proceeds:

Engineering and design of prototype	*$140,000*
Marketing	*60,000*
General and Administrative	*95,000*
Total Proceeds	*$ 295,000*

(1) Offering expenses include legal expenses of $1,000, blue sky filing fees of $400 and the remainder for printing and mailing costs. No finders or sales commissions will be paid. The offering

will be made by the officers and directors without compensation.

Engineering and design of prototype includes compensation paid to engineering and scientific personnel on an independent contractor basis; costs of materials and test eq uipment. Marketing costs include travel, attendance at trade shows, telephone and marketing brochures. General and administrative costs include salaries of $6,500 per month, rent of $500 per month, telephone and internet expense of about $100 per month (all estimated based on commencement of such expenses in November 2006 and assuming funding of this offering occurs in April 2007 and the prototype is completed in October 2007, or 11 months); and the remainder of $16,900 for equipment, supplies and other expenses.

An officer and director, Joel Hand, has loaned $105,000 to Qualsec as of March 15, 2007, and may loan up to an aggregate of $300,000 to Qualsec. Qualsec has agreed to repay Mr. Hand out of the proceeds of this offering. The repayment to Mr. Hand is not presented as a separate line item in the above table because all of the amounts loaned by him are being expended for the purposes set forth in the table. If the amount to be repaid to Mr. Hand were included in the above table, it would result in duplicate entries and be misleading.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

If we receive less than the maximum offering we will spend the first dollars received predominately on Engineering, then on Marketing, and officers and directors will fund General and Administrative expenses from personal resources. By way of illustration, QualSec intends to spend the first $200,000 dollars received as follows:

Receipt of $100,000 - First $80,000 on engineering and then $20,000 on general administrative;

Receipt of second $100,000 - First $60,000 engineering, and then $30,000 on general administrative and $10,000 on marketing.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Mr. Joel Hand, President, has loaned $80,000 in December 2006 to bridge QualSec's cash needs pending completion of the offering. He has agreed to bridge the entire $300,000 to the extent that the offering is not raised. The loan does not bear interest at this time. If the maximum offering is not successful, and Mr. Hand funds part of the $300,000, he has indicted that this payable will become a note of 8% convertible into common stock at 75% of the initial trading price of QualSec common stock.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

To the extent Mr. Hand has advanced funds to QualSec, he will be repaid from the offering. As of March 15, 2007 he has advanced $105,000.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

To the extent Mr. Hand has advanced funds to QualSec, he will be repaid from the offering. As of March 15, 2007 he has advanced $105,000.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We do not expect to have any liquidity problems. We are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement. We have no trade payables. We have no unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

We will need an additional $4,500,000 to meet our funding requirements over the next 18 months from completion of this offering. We do not have any agreement or arrangement for such funds and expect to sell additional debt or equity securities to obtain those funds.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this

offering and the use of the net proceeds therefrom:

	Amount Outstanding as of October 31, 2006		As adjusted for Maximum Offering	
Debt:	$	0	$	0
Short-term debt (average interest rate ___%)		0		0
Long-term debt (average interest rate ___%)		0		0
Total debt		0		0
Stockholders equity (deficit):				
Preferred Stock, unlimited authorized, none outstanding, no par value	$	0	$	0
Common stock, no par, unlimited Shares authorized, 140,000,000 and 170,000,000 shares issued and Outstanding	$	10,000	$	305,000
Retained earnings (deficit)		(300)		(300)
Total stockholders equity (deficit)		9,700		304,700
Total Capitalization	$	9,700	$	304,700

Number of preferred shares authorized to be outstanding:

Unlimited

Number of common shares authorized: *unlimited shares.*

Par or stated value per share, if any: *no par value*

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:
0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________
[ ] Other: ____

15. These securities have:

Yes No

[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): __________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17.(a) If securities are notes or other types of debt securities:

(1) What is the interest rate? ________%

If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? ____/____/____

If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices: ___________________________

(6) Are the securities collateralized by real or personal property?

[ ] Yes [ ] No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

This section is inapplicable since common stock is being offered.

Last Fiscal Year

	Actual	Pro Forma	
		Minimum	Maximum
Earnings			
Fixed Charges=			
If no earnings show "Fixed Charges" only			

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

This section is inapplicable since common stock is being offered.

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable?
[ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

None

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):

$ 0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

There are no selling agents.

Name:______________________	Name: ________________
Address:____________________	Address: _____________
Telephone No.:______________	Telephone No.: ________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No compensation will be paid. This offering is being self underwritten by QualSec. QualSec will apply to have its shares of common stock registered on the Pink Sheets LLC immediately after the date of this offering circular. We anticipate once the shares are trading on the Pink Sheets LLC the purchaser may resell their shares directly into any market created. Selling stockholders will offer their shares at $.01 per share until the common stock is trading on the OTC Bulletin Board at which time the prices the selling stockholders will receive will be determined by the market conditions. Selling stockholders may also sell in private transactions. QualSec cannot predict the price at which shares may be sold or whether the common stock will ever trade on any market. The shares may be sold by the selling stockholders, as the case may be, from time to time, in one or more transactions. QualSec does not intend to enter into any arrangements with any securities dealers concerning solicitation of offers to purchase the shares.

Commissions and discounts paid in connection with the sale of the shares by the selling stockholders will be determined through negotiations between them and the broker-dealers through or to which the securities are to be sold and may vary, depending on the broker-dealers fee schedule, the size of the transaction and other factors. The separate costs of the selling stockholders will be borne by them. The selling stockholders will, and any broker-broker dealer or agent that participates with the selling stockholders in the sale of the shares by them may be deemed an "underwriter" within the meaning of the Securities Act, and any commissions or discounts received by them and any profits on the resale of shares purchased by them may be deemed to be underwriting commissions under the Securities Act. In the event any selling stockholder engages a broker dealer to distribute its shares, and the broker dealer is acting as underwriter, QualSec will be required to file a post effective amendment containing the name of the underwriter.

Regulation M prohibits certain market activities by persons selling securities in a distribution. To demonstrate their understanding of those restrictions and others, selling stockholders will be required, prior to the release of unlegended shares to themselves or any transferee, to represent as follows: that they have delivered a copy of this prospectus, and if they are effecting sales on the Electronic Bulletin Board or interdealer quotation system or any electronic network, that neither they nor any affiliates or person acting on their behalf, directly or indirectly, has engaged in any short sale of QualSec common stock; and for a period commencing at least 5 business days before his first sale and ending with the date of his last sale, bid for, purchase, or attempt to induce any person to bid for or purchase QualSec common stock.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Not applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: *Joel Hand*
Address: *1770 N. Research Pky. Suite 181, North Logan, Utah 84341*
Telephone No.: *(435)731-0566*

Name: *Dr. Arden A. Kelton*

Address: *1770 N. Research Pky. Suite 181, North Logan, Utah 84341*
Telephone No.: *(435) 731-0566*

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

Not applicable.

26.(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable.

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

QualSec has never paid dividends, made distributions on its stock or redeemed its securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer & President

Name: *Joel Hand*
Age: *46*

Office Street Address: *1770 N. Research Pky. Suite 181, North Logan, Utah 84341*
Telephone No.: *(435) 731-0566*

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Beginning in September, 2006, Mr. Hand has devoted his efforts full time to the development of QualSec. He is also a director since inception. Prior to that, and since 1990, Mr. Hand has been

a practicing attorney in La Jolla, California and Chapel Hill, North Carolina, advising development stage companies in financing, intellectual property and corporate governance.

Also a Director of the Company [X] Yes [ ] No

Education (degrees, schools, and dates): *Mr. Hand received a JD from Loyola University School of Law in 1988 and a BA from Occidental College in 1985.*

30. Chief Operating Officer:

Name: *Arden A. Kelton, PhD.*
Age: *69*

Office Street Address: *1770 N. Research Pky. Suite 181, North Logan, Utah 84341*
Telephone No.: *(435) 713-0566*

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

***Dr. Kelton** has been Director of Research, Chief Operating Officer and Director since inception. From 2003 to September 2006 he was retired and was developing the QualSec technology.*

From 2002 to 2003, he was CEO and Director of Osprey Data Systems Corporation, San Clemente, California. He developed an "electronic-nose" company with newly developed and demonstrated technology and ready-to-manufacture products with applications in homeland security, healthcare, petrochemical, food processing, law enforcement, agricultural and other industries. From 2001 to 2002, he was CEO and Director of NeoPax, Inc, based in North Logan, Utah. This Biotech company developed molecular technology for capturing pathogenic bacteria and toxins for commercial, military and industrial applications. From 1998 to 2001 He was interim President and was CEO, and Director of Apomyx, Inc. Based in North Logan, Utah, Apomyx developed new technology for inducing apomixes in commercial crops.

*From 1995 to 1997, **Dr. Kelton** served as President of DNA Technologies Inc. (DNA inks used for anti-counterfeiting). From 1993 to 1995, **he** served as President of Nucleic Assays Corp., (DNA/RNA assays for detection of infectious and genetic diseases). In 1992 and 1993, **Dr. Kelton** served as President and arranged the sale of Synorex Incorporated (transdermal drug delivery), which had ceased business operations prior to Dr. Kelton's association. From 1988 to 1991, **he** served as president of Lamplighter Industries Inc. (manufactured and sold electroluminescent lighting products). In 1982, **Dr. Kelton** founded Environmental Diagnostics Inc. (renamed Editek Inc.) (immunoassay diagnostic screening tests for agricultural and environmental contaminants), and **he** served as its President until 1987. In 1985, Environmental Diagnostics formed Disease Detection International Inc. (immunoassay tests for detection of infectious diseases in humans and animals) where **Dr. Kelton** served as President 1985 to 1987. In 1979, **Dr. Kelton** founded Immutron Inc. (automated immunoassay diagnostic system) since renamed Spectrum Laboratories Inc., and served as its President until 1982. Prior to 1979, **Dr. Kelton** was employed as a principal*

staff engineer and scientist by McDonnell-Douglas Astronautics involved primarily in the management and financing of biotechnology and basic research projects. ***Dr. Kelton*** *is a co-inventor on five patents.*

Education (degrees, schools, and dates):

Dr. Kelton *received* ***his*** *Ph.D. degree in Medical Physics from UCLA in 1969, M.S. in Radiological Science from UCLA in 1966, and B.S. in Physics and Mathematics from the University of Wisconsin at Eau Claire in 1959.*

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable because individual will be employed full time.

31. Chief Financial Officer:

We do not have a chief financial officer at this time.

Title: ____________________________
Name: ______________________
Age: ___________________

Office Street Address:

____
Telephone No.: (____)_______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A)
Name: _____________________________
Age: __________________
Title: ____

Office Street Address:

____
Telephone No.: (____)_______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B)
Name: ____________________________
Age: ______________
Title: ____

Office Street Address:

____
Telephone No.: (____)_______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors:

2.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not applicable.

34. Information concerning outside or other Directors (i.e. those not described above):

Not applicable. There are no outside directors.

(A)
Name: ____
Age: ____________
Title: ____

Office Street Address:

____
Telephone No.:
(____)_______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

Not applicable.

(B)

36

Name: ______________________________
Age: __________
Title: ____

Office Street Address:

____

Telephone No.:
(___)_____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C)
Name: ______________________________
Age: __________
Title: ____

Office Street Address:

____

Telephone No.:
(___)_____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35.(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

Not applicable.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Both Dr. Kelton and Mr. Hand have extensive experience in development stage company formation, development and management, as set forth in their job histories.

(d) If any of the Company's key personnel are not employees but are consultants or other

independent contractors, state the details of their engagement by the Company.

Not applicable.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

The following table sets forth information relating to the beneficial ownership of Company common stock as of the date of this offering circular by each person known by QualSec to be the beneficial owner of more than 5% of the outstanding shares of common stock and each of QualSec's directors and executive officers. The Percentage After Offering assumes the sale of all shares offered. Unless otherwise noted below, QualSec believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised. The shares were all acquired for technology valued at $.00007 per

share.

Name and Address	*Common Stock*	*Percentage Before Offering*	*Percentage After Offering*
Arden A. Kelton, PhD.	*70,000,000*	*50%*	*41.2%*
Joel Hand	*70,000,000*	*50%*	*41.2%*

Dr. Kelton and Mr. Hand are "founders" and "promoters" of QualSec. Dr. Kelton and Mr. Hand each hold 50% of our common stock and are "affiliates" of QualSec. The address of these persons is 1770 N. Research Pkwy. Suite 181, North Logan, Utah 84341

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40.(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	*$ 0*	*$0*
Chief Operating Officer	*$6,000*	*$0*
Chief Accounting Officer	*$ 0*	*$0*
Key Personnel: *None*		
Others: *None*		
Total:	*$0*	*$0*
Directors as a group number of persons) *2*	*$0*	*$0*

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

In 2006 Dr. Kelton received $6,000 in cash and $6,500 was deferred for the one month in 2006 for which services were provided. Mr. Hand's entire $12,500 due for 2006 was deferred.

(c) If any employment agreements exist or are contemplated, describe:

Dr. Kelton and Mr. Hand each have an employment agreement dated effective November 27, 2006 The substantive terms of the agreements are identical. The term of the agreements is three years with automatic renewals for additional one year terms. Compensation is $150,000 per year, with $78,000 of such amount to be deferred until such time as Qualsec obtains funding additional to that provided by this offering. If mutually agreed QualSec can pay employment compensation in QualSec common stock, at a value to be agreed upon. The employment agreement may be terminated by QualSec for Cause, as defined. If terminated other than for Cause, the employee is entitled to receive the greater of (i) fifty percent of the total aggregate remaining unpaid portion of his then

current salary and benefits as specified under the agreement due for its remaining term, or (ii) employee's then current salary for a period equal to twelve months, plus pay any earned bonus and continue to pay the employee's benefits for twelve months. QualSec may terminate the employment agreements after November 2007 if a prototype of the Company's first product has not been demonstrated to the satisfaction of the Company's Board of Directors, or after November 2008 if a manufacturing prototype has not been produced and manufacturing agreements have not been secured by that time. The employee will be entitled to reimbursement of employment related expenses and any relocation expenses.

41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

0 shares (*0%* of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Not applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: *20,000,000 shares.*

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.
Mo approval is required.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Not applicable

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the

merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Not applicable.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable.

Name of Tax Advisor: ______________________________
Address: ______________________________________
Telephone No. (____)____-____________

Note:Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Not applicable.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

The financial statements are appended to this offering circular.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Not applicable.

48. Describe any trends in the Company's historical operating results. Indicate any

changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Not applicable since we have no operating results.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %.

Not applicable since we have had no sales.

What is the anticipated gross margin for next year of operations?
Approximately ______ %.

We cannot forecast this because we have not developed or costed out the device.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %.

Not applicable since we have no sales.

Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

Not applicable since we have no sales.

* * * * * * * * * * * *

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part,

except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1)Balance Sheet — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

The balance sheet is appended to this offering circular.

(2)Statements of income, cash flows, and other stockholders equity — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

The statement of operations is appended to this offering circular.

(3)Financial Statements of Businesses Acquired or to be Acquired.

Not applicable.

(a)Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i)Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

Not applicable.

(ii)Consummation of a significant business combination to be accounted for as a pooling is

probable.

Not applicable.

(b)A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c)(i)The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

Not applicable.

(ii)These financial statements need not be audited.

(iii)The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

Not applicable.

(iv)If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

Not applicable.

(d)If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

Not applicable.

(e)This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4)Pro Forma Financial Information.

Not applicable.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

Not applicable.

(ii)After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

Not applicable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

Not applicable.

(c)Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

Not applicable.

(i)If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii)If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

Not applicable.

PART III — EXHIBITS

Item 1.

Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.
(b)Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d)Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1)Underwriting Agreement — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

Not applicable.

(2)Charter and by-laws — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

The Articles and Bylaws are filed with the original filing and with amendment no. 2 as exhibits 2.1 and 2.2 respectively.

(3)Instruments defining the rights of security holders —

(a)All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

Not applicable.

(b)The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

Not applicable.

(4)Subscription agreement — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

Not applicable.
(5)Voting trust agreement — Any voting trust agreements and amendments thereto.

Not applicable.

(6)Material contracts

(a)Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or

subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b)If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c)Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

The 2006 Stock Option Plan is attached as Exhibit 6.1with the original filing and with amendment no. 2.
Employment Agreement between the issuer and Arden A. Kelton, PhD. Filed as Exhibit 6.3 with the amendment number 1 and with amendment no. 2 .
Employment Agreement between the issuer and Joel Hand. Filed as Exhibit 6.3 with the amendment number 1 and with amendment no. 2 .
Funding letter from Joel Hand. Filed as Exhibit 6.4 with the amendment number 1 and with amendment no. 2 .

(7)Material foreign patents — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

Not applicable.

(8)Plan of acquisition, reorganization, arrangement, liquidation, or succession — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an

investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Not applicable.

(9)Escrow agreements — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

Not applicable.

(10)Consents —

(a)Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

Not applicable.

(b)Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Not applicable.

Consent and Certification by Underwriter

1.The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2.The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3.If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary

Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____

(Underwriter)
By ______________________________

Not applicable as there is no underwriter for this offering.

Date ____/____/____

(d)All written consents shall be dated and manually signed.

(11)Opinion re legality — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

Opinion of counsel filed as Exhibit 11.1with original filing and with amendment no. 2.

(12)Sales Material — Any material required to be filed by virtue of Rule 256.

Not applicable.

(13)"Test the Water" Material — Any written document or broadcast script used under the authorization of Rule 254.

Not applicable.

(14)Appointment of Agent for Service of Process — A Canadian issuer shall provide Form F-X.

Not applicable.

(15)Additional exhibits — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

15.1 Power of Attorney of Arden Kelton, PhD. Filed with amendment no. 2. .

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Logan, State of Utah, on March 19, 2007.

QUALSEC

____

By /s/ Joel Hand, President, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____

/s/ Dr. Arden A. Kelton, Secretary, Chief Operating Officer and Director *

____

By /s/ Joel Hand, President, Chief Executive Officer and Director

*By Joel Hand, attorney-in-fact

QUALSEC
[A Development Stage Company]
BALANCE SHEET
ASSETS

		As of December 31, 2006
CURRENT ASSETS:		
Cash	$	65,484
Prepaid rent		500
Total Current Assets		65,984
PROPERTY AND EQUIPMENT, net of depreciation of $51		2,144
OTHER ASSET- Technology rights		1
	$	68,129

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES		
Accounts Payable		300
Accounts payable-related party		19,001
Note payable related party		80,000
	$	99,301
STOCKHOLDERS' EQUITY (DEFICIT):		
Common stock, no par value, unlimited number of shares authorized, 140,000,000 shares issued and outstanding		1
Preferred Stock, no par value, unlimited number of shares authorized, 0 shares issued and outstanding		
Deficit accumulated during the development stage		(31,173)
Total Stockholders' Equity (Deficit)		(31,172)
	$	68,129

The accompanying notes are an integral part of this financial statement.

QUALSEC
[A Development Stage Company]
STATEMENT OF OPERATIONS

	From Inception on October 18, 2006 Through December 31, 2006
REVENUE	$ -
EXPENSES-General and Administrative:	31,173
Total Expenses	31,173
INCOME (LOSS) BEFORE INCOME TAXES	(31,173)
CURRENT TAX EXPENSE	-
NET INCOME (LOSS)	$ (31,173)
INCOME (LOSS) PER COMMON SHARE	$ (.00)
Basic and diluted Weighted average number of Shares outstanding	140,000,000

The accompanying notes are an integral part of this financial statement.

QUALSEC
[*A Development Stage Company*]
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FROM THE DATE OF INCEPTION ON OCTOBER 18, 2006

THROUGH DECEMBER 31, 2006

	Common Stock		Preferred Stock		Deficit Accumulated During the Development Stage	
	Shares	Amount	Shares	Amount	Stage	Total
BALANCE, October 18, 2006	- $	-	- $	- $	- $	- $ -
Common stock issued for Technology rights of $1 or $.000000007 per share, October 18, 2006	140,000,000	10,000	-	-	-	-
Net income (loss) for the period ended December 31, 2006	-	-	-		(31,173)	
BALANCE, December 31, 2006	140,000,000$	1	- $	0	$ (31,173)	$-$(31,172)

The accompanying notes are an integral part of this financial statement.

54

QUALSEC
[A Development Stage Company]
STATEMENT OF CASH FLOWS

		Unaudited From Inception on October 21, 2006 Through December 31, 2006
Cash Flows from Operating Activities:		
Net loss	$	(31,173)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation		51
Increase in prepaid expenses		(500)
Increase in accounts payable		300
Increase in accounts payable-related party		19,001
Net Cash (Used) by Operating Activities		(12,321)
Cash Flows from Investing Activities		
Purchase of equipment		(2,195)
Net Cash Provided by Financing Activities		(2,195)
Cash Flows from Financing Activities		
Proceeds from note payable related party		80,000
Net Cash Provided by Financing Activities		80,000
Net Increase in Cash		65,484
Cash at Beginning of Period		-
Cash at End of Period	$	65,484

Supplemental Disclosures of Cash Flow Information:

Cash paid during the period for:		
Interest	$	-
Income taxes	$	-

Supplemental Schedule of Non-cash Investing and Financing Activities:

For the period from inception on October 21, 2006 through December 31, 2006:

In October 2006, the Company issued 140,000,000 shares of common stock in exchange for technology rights.

The accompanying notes are an integral part of this financial statement.

QUALSEC
[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – QualSec (the "Company") was organized under the laws of the State of Wyoming on October 21, 2006. The Company is developing an electronic olafactory device. The Company has not yet generated any revenues from planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Fiscal Year - The Company's fiscal year-end is December 31.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Advertising Costs - Advertising costs are charged to operations when incurred. The Company has not yet incurred any advertising costs.

Stock-Based Compensation - The Company has one stock-based employee compensation plan [*See Note 2*]. The Company accounts for its plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. The Company has not issued any stock options or warrants.

Organization Costs - Organization costs, which reflect amounts expended as of December 31, 2006, were expensed as incurred.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" [*See Note 3*].

Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [*See Note 6*].

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *[Continued]*

Recently Enacted Accounting Standards - In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 replaces Accounting Principles Board Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 requires "retrospective application" of the direct effect of a voluntary change in accounting principle to prior periods' financial statements where it is practicable to do so. SFAS 154 also redefines the term "restatement" to mean the correction of an error by revising previously issued financial statements. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005 unless adopted early. We do not expect the adoption of SFAS 154 to have a material impact on its consolidated financial position, results of operations or cash flows, except to the extent that the statement subsequently requires retrospective application of a future item.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS No. 155"), which amends Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") and Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 140"). SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments containing embedded derivatives. We do not expect the adoption of SFAS 155 to have a material impact on its consolidated financial position, results of operations or cash flows.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, *Accounting for Servicing of Financial Assets* ("SFAS No. 156"), which amends FASB Statement No. 140 ("SFAS No. 140"). SFAS 156 may be adopted as early as January 1, 2006, for calendar year-end entities, provided that no interim financial statements have been issued. Those not choosing to early adopt are required to apply the provisions as of the beginning of the first fiscal year that begins after September 15, 2006 (e.g., January 1, 2007, for calendar year-end entities). The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting. Specifically, the FASB said FAS No. 156 permits a servicer using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value. We do not expect the adoption of SFAS 155 to have a material impact on its consolidated financial position, results of operations or cash flows.

In October 2006, the FASB issued SFAS No. 157, "Statement of Financial Accounting Standards" ("SFAS 157"). The purpose of SFAS 157 is to provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings for the period. SFAS No. 157 also provides guidance on the

definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. This changes the definition of fair value to be the price that would be received to sell an asset or paid to transfer a liability, an exit price, as opposed to the price that would be paid to acquire the asset or received to assume the liability, an entry price. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods with those fiscal years (e.g., January 1, 2008, for calendar year-end entities.) We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "Statement of Financial Accounting Standards" ("SFAS 158") which amends SFAS No. 87, 88, 106, and 132(R). Post application of SFAS 158, an employer should continue to apply the provisions in Statements 87, 88, and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost. SFAS 158 requires amounts to be recognized as the funded status of a benefit plan, that is, the difference between plan assets at fair value and the benefit obligation. SFAS 158 further requires recognition of gains/losses and prior service costs or credits not recognized pursuant to SFAS No. 87 or SFAS No. 106. Additionally, the measurement date is to be the date of the employer's fiscal year-end. Lastly, SFAS 158 requires disclosure in the financial statements effects from delayed recognition of gains/losses, prior service costs or credits, and transition assets or obligations. SFAS No. 158 is effective for years ending after December 15, 2006 for employers with publicly traded equity securities and as of the end of the fiscal year ended after June 15, 2007 for employers without publicly traded equity securities. We do not expect the adoption of SFAS No. 158 to have a material impact on our consolidated financial position, results of operations or cash flows.

NOTE 2 - CAPITAL STOCK

Common Stock - The Company has authorized an unlimited number of shares of no par value common stock and preferred stock. In October 2006, in connection with its organization, the Company issued 140,000,000 shares of their previously authorized but unissued common stock to two individuals who are officers/shareholders of the Company. The shares were issued for technology rights valued at $1.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - CAPITAL STOCK *[Continued]*

Stock Option Plan - In October 2006, the Board of Directors adopted and the stockholders at that time approved the 2006 Stock Option Plan ("the Plan"). The Plan provides for the granting of qualified and non-qualified stock options to purchase up to 20,000,000 shares of common stock to directors, officers, advisors and employees of the Company as well as to employees of companies that do business with the Company. Awards under the plan will be granted as determined by the Stock Option Committee of the Board of Directors. The Plan limits awards to directors, officers and employees to $100,000 of compensation per year. The options will expire after 10 years or 5 years if the option holder owns at least 10% of the common stock of the Company. The exercise price of a non-qualified option must be at least 85% of the market price. The exercise price of a qualified option must be at least equal to the market price or 110% of the market price if the option holder owns at least 10% of the common stock of the Company. At December 31, 2006, no awards had been made and total awards available to be granted from the Plan amounted to 20,000,000 shares.

NOTE 3 - INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

The Company has available at December 31, 2006 an unused operating loss carryforward of approximately $31,173 which may be applied against future taxable income and which expires in 2026. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the net deferred tax assets, the Company has established a valuation allowance equal to their tax effect and, therefore, no deferred tax asset has been recognized. The net deferred tax assets, which consist of deferred compensation, tax basis of fixed assets in excess of book basis and net operating loss carryforwards, are approximately $19,000 as of December 31, 2006, with an offsetting valuation allowance of the same amount, resulting in a change in the valuation allowance of approximately $31,173 for the period from inception on October 21, 2006 through December 31, 2006.

QUALSEC

[A Development Stage Company]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – RELATED PARTY TRANSACTIONS

An officer and shareholder of the Company advanced $3,000 to the Company in November 2006 which was repaid in the same month. The same officer and shareholder loaned $80,000 to the Company on an interest free basis in November 2006. The loan is represented by a promissory note which is due upon completion of a proposed offering of common stock. If the maximum offering is not successful, the officer/shareholder shall thereupon be entitled to receive interest of 8% per annum on the note and, to the extent such note is unpaid, it shall be convertible into common stock at 75% of the initial trading price of Company common stock.

Pursuant to three-year employment contracts dated November 27, 2006, the officers are both entitled to compensation of $150,000 per annum; however, the compensation payable to Mr. Hand is deferred until such time as the Company has obtained funding in excess of $300,000, and Dr. Kelton is deferring $78,00 of such annual compensation on the same basis. As of December 31, 2006, the total deferred compensation was $19,000.

NOTE 5 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company was only recently formed and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of their common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 6 - LOSS PER SHARE

The following data shows the amounts used in computing loss per share:

	From Inception on October 21, 2006 Through December 31, 2006
Loss from operations available to common shareholders (numerator)	$ 31,173
Weighted average number of common shares outstanding used in loss per share for the period (denominator)	140,000,000

Dilutive loss per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted loss per share.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Logan, State of Utah, on March 19, 2007.

QUALSEC

____

By Joel Hand, President, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____________________________ *

/s/ Dr. Arden A. Kelton, Secretary, Chief Operating Officer and Director *

____

By /s/ Joel Hand, President, Chief Executive Officer and Director

*By Joel Hand, attorney-in-fact

62

QUALSEC
EXHIBIT INDEX
FORM 1-A OFFERING STATEMENT, FILE NO. 24-10160
AMENDMENT NO. 2

DOCUMENT	DESCRIPTION	PAGE IN MANUALLY SIGNED ORIGINAL
2.1	Articles of Incorporation (1)	65
2.2	Bylaws (1)	66
6.1	2006 Stock Option Plan (1)	86
6.2	Employment Agreement between the issuer and Arden A. Kelton, PhD.(2).	106
6.3	Employment Agreement between the issuer and Joel Hand.(2).	112
6.4	Funding letter from Joel Hand (2)	118
11	Opinion of Hand & Hand(1)	
15.1	Power of Attorney of Arden Kelton, PhD(3).	120

(1) Filed with original filing and with amendment no. 2.
(2) Filed with amendment no. 1
(3) Filed with amendment no. 2.

QUALSEC
EXHIBIT INDEX
FORM 1-A OFFERING STATEMENT, FILE NO. 24-10160
AMENDMENT NO. 2

DOCUMENT	DESCRIPTION	PAGE IN MANUALLY SIGNED ORIGINAL
2.1	Articles of Incorporation (1)	
2.2	Bylaws (1)	
6.1	2006 Stock Option Plan (1)	
6.2	Employment Agreement between the issuer and Arden A. Kelton, PhD.(2).	
6.3	Employment Agreement between the issuer and Joel Hand.(2).	
6.4	Funding letter from Joel Hand (2)	
11	Opinion of Hand & Hand(1)	
15.1	Power of Attorney of Arden Kelton, PhD(3).	

(1) Filed with original filing and with amendment no. 2.
(2) Filed with amendment no. 1
(3) Filed with amendment no. 2.

EXHIBIT 2.1

ARTICLES OF INCORPORATION

OF

QUALSEC

The undersigned, desiring to form a corporation for profit under the Wyoming Business Corporation Act, does hereby certify as follows:

FIRST: The name of the corporation shall be QualSec.

SECOND: Its registered agent is Wyoming Corporation Service, Inc., whose address is 1005 Country Club Avenue, Cheyenne, Wyoming 82001.

THIRD: The purpose for which the corporation is formed is to engage in any lawful activity.

FOURTH: The maximum number of shares of all classes which the corporation is authorized to have outstanding is unlimited, and shall be comprised of Common Stock and Preferred Stock. The holders of Preferred Stock shall have such preferences, limitations and relative rights as may be determined, prior to the issuance of such shares, by the Board of Directors. Except as may be limited by the preferences, limitations and relative rights of holders of Preferred Stock (to the extent such are permitted by law) the holders of Common Stock shall possess all voting rights and shall be entitled to all dividends and to distribution of the assets of the corporation upon dissolution.

FIFTH: The corporation shall have perpetual existence.

SIXTH: The incorporator and his post office address is as follows: Jehu Hand, 24351 Pasto Road, Suite B, Dana Point, California 92629.

SEVENTH: The corporation shall indemnify the officers and directors of the corporation to the fullest extent permitted by Sections 17-16-851 and 17-16-856 of the Wyoming Business Corporation Act (the "Act"). This Article SEVENTH is intended to obligate the corporation in advance to indemnify as provided in Section 17-16-858 of the Act, as such Section or other sections named herein are renumbered or codified from time to time

EIGHTH: The corporation reserves the right to amend these articles of incorporation at any time.

Dated this 12th day of October, 2006.

/s/ Jehu Hand
Jehu Hand, Incorporator

EXHIBIT 2.2

BYLAWS FOR THE REGULATION, EXCEPT AS OTHERWISE PROVIDED BY STATUTE OR ITS ARTICLES OF INCORPORATION, OF
QUALSEC
a Wyoming corporation

ARTICLE I

OFFICES

Section 1. Principal Executive Office. The principal executive office of the corporation shall be located as directed by the board of directors.

Section 2. Other Offices. Other business offices may at any time be established by the board of directors at any place or places by them or where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1. Place of Meetings. All meetings of shareholders shall be held at the principal executive office of the corporation, or at any other place within or without the State of Wyoming which may be designated either by the board of directors or by the written consent of all persons entitled to vote thereat and not present at the meeting, given either before or after the meeting and filed with the secretary of the corporation.

Section 2. Annual Meetings. The annual meetings of shareholders shall be fixed by the board of directors. At such meetings directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders.

Section 3. Special Meetings. Special meetings of the shareholders, for the purpose of taking any action permitted by the shareholders under the Wyoming Business Corporation Act and the certificate of incorporation of the corporation, may be called at any time by the chairman of the board or the president, or by the board of directors, or by one or more holders of shares entitled to cast in the aggregate not less than twenty percent (20%) of the votes at the meeting. Upon request in writing that a special meeting of shareholders be called for any proper purpose, directed to the chairman of the board, president, vice president or secretary by any person (other than the board of directors) entitled to call a special meeting of shareholders, the officer

forthwith shall cause notice to be given to shareholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than twenty (20) nor more than sixty (60) days after receipt of the request.

Section 4. Notice of Annual or Special Meeting. Written notice of each annual or special meeting of shareholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote thereat. Such written notice shall be given either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If any notice or report addressed to the shareholder at the address of such shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service as unable to deliver the notice or report to the shareholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the corporation for a period of one (1) year from the date of the giving of the notice or report to all other shareholders. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal executive office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said principal executive office is located.

Any such notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any such notice in accordance with the foregoing provisions, executed by the secretary, assistant secretary or any transfer agent of the corporation, shall be prima facie evidence of the giving of the notice.

Section 5. Quorum. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business at any meeting of shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 6. Adjourned Meeting and Notice Thereof. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a

quorum at the commencement of the meeting, no other business may be transacted at such meeting.

When any shareholders' meeting, either annual or special, is adjourned for thirty (30) days or more, or if after adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Except as provided above, it shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat, other than by announcement of the time and place thereof at the meeting at which such adjournment is taken.

Section 7. Voting. The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the Wyoming Business Corporation Act (relating to voting of shares held by a fiduciary, in the name of a corporation, or in joint ownership). The shareholders may vote by voice vote or by ballot; provided, however, that all elections for director shall be by ballot. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number of voting by classes is required by the Wyoming Business Corporation Act or the certificate of incorporation.

Section 8. Validation of Defectively Called or Noticed Meeting. The transactions of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, - either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, or who, though - present, has, at the beginning of the meeting, properly objected to the transaction of any business because the meeting was not lawfully called or convened, or to particular matters of business legally required to be included in the notice, but not so included, signs a written waiver of notice, or a consent to the - holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice or consent, except that if action is taken or proposed to be taken for approval of any of those matters specified in paragraph (e) of Section 4 above, the waiver of notice or consent shall state the general nature of the proposal.

Section 9. Action Without Meeting. Directors may be elected without a meeting by a consent in writing, setting forth the action so taken, signed by all of the persons who would be entitled to vote for the election of directors, provided that, without prior notice except as hereinafter set forth, a director may be

elected at any time to fill a vacancy not filled by the directors by the written consent of persons holding a majority of the outstanding shares entitled to vote for the election of directors.

Any other action which, under any provision of the Wyoming Business Corporation Act, may be taken at a meeting of the shareholders, may be taken without a meeting, and without prior notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, unless the consents of all shareholders entitled to vote have been solicited in writing.

Unless, as provided in Section 12 of this Article II, the board of directors has fixed a record date for the determination of shareholders entitled to notice of and to give such written consent, the record date for such determination shall be the day on which the first written consent is given. All such written consents shall be filed with the secretary of the corporation.

Any shareholder giving a written consent, or the shareholder's proxy holders, or a transferee of the shares or a personal representative of the shareholder or their respective proxy holders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary of the corporation.

Section 10. Proxies. Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the secretary of the corporation. Subject to the Wyoming Business Corporation Act in the case of any proxy which states that it is irrevocable, any proxy duly executed shall continue in full force and effect until (i) an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation prior to the vote pursuant thereto, (ii) the person executing the proxy attends the meeting and votes in person, or (iii) written notice of the death or incapacity of the maker of such proxy is received by the corporation before the vote pursuant thereto is counted; provided that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless otherwise provided for in the proxy. The dates contained on the forms of proxy shall presumptively determine the order of execution of the proxies, regardless of the postmark dates on the envelopes in which they are mailed.

Without limiting the manner in which a shareholder may

authorize another person or persons to act for him as proxy, the following shall constitute a valid means by which a shareholder may grant such authority.

(a) A shareholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the shareholder or his authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by electronic means or by facsimile signature.

(b) A shareholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telegram, cablegram, email or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram email or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram email or other electronic transmission was authorized by the shareholder. If it is determined that such telegrams, cablegrams email or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

(c) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission described in Paragraphs (a) or (b) may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 11. **Inspectors of Election**. In advance of any meeting of shareholders, the board of directors may appoint any person or persons other than nominees for office as inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, the chairman of any such meeting may, and on the request of any shareholder or his proxy shall, make such appointment at the meeting. The number of inspectors shall be either one (1) or three (3). If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares represented in person or by proxy shall determine whether one (1) or three (3) inspectors are to be appointed.

In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may, and on the request of any shareholder or a shareholder's proxy shall, be filled by appointment by the board of directors in advance of the meeting, or at the meeting by the chairman of the meeting.

The duties of such inspectors shall be as prescribed by the Wyoming Business Corporation Act and shall include: determining the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies; receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes or consents; determining when the polls shall close; determining the result; and such acts as may be proper to conduct the election or vote with fairness to all shareholders.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three (3) inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

Section 12. Record Date for Shareholder Notice, Voting and Giving Consents. For purposes of determining the shareholders entitled to notice of any meeting or to vote or entitled to give consent to corporate action without a meeting, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting nor more than sixty (60) days before any such action without a meeting, and in this event only shareholders of record on the date so fixed are entitled to notice and to vote or to give consents, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the Wyoming Business Corporation Act.

If the board of directors does not so fix a record date:

(a) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given, or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(b) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, (i) when no prior action by the board has been

taken, shall be the day on which the first written consent is given, or (ii) when prior action of the board is required by the Wyoming Business Corporation Act, shall be at the close of business on the day on which the board adopts the resolution relating to that action, or the sixtieth (60th) day before the date of such other action, whichever is later.

ARTICLE III

DIRECTORS

Section 1. Powers. Subject to the provisions of the Wyoming Business Corporation Act, and to any limitations in the certificate of incorporation and these bylaws, relating to action required to be approved by the shareholders or approved by the outstanding shares, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed by, the board of directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the board of directors shall have the following powers, to wit:

(a) To select and remove all the officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the certificate of incorporation or with these bylaws, fix their compensation and require from them security for faithful service.

(b) To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefor not inconsistent with law, or with the certificate of incorporation or with these bylaws, as they may deem best.

(c) To change the principal executive office and principal office for the transaction of the corporation from one location to another; to fix and locate from time to time one or more subsidiary offices of the corporation within or without the State of Wyoming; to designate any place within or without the State of Wyoming for the holding of any shareholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

(d) To authorize the issuance of shares of stock of the corporation from time to time, upon such terms as may be lawful.

(e) To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor.

Section 2. Number and Qualification of Directors. The authorized number of directors shall be no less than one, and shall be such maximum number of persons as may be determined from time to time by resolutions of the board of directors.

Section 3. Election and Term of Office. The directors shall be elected at each annual meeting of shareholders but, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected and qualified, subject to the Wyoming Business Corporation Act and the provisions of these bylaws with respect to vacancies on the board of directors.

Section 4. Vacancies. A vacancy in the board of directors shall be deemed to exist in case of the death, resignation or removal of any director, or if the board of directors by resolution declares vacant the office of a director who has been declared of unsound mind by order of court or convicted of a felony, or if the authorized number of directors be increased, or if the shareholders fail, at any annual or special meeting of shareholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting.

Vacancies in the board of directors, except for a vacancy created by the removal of a director, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders. A vacancy in the board of directors created by the removal of a director may only be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares entitled to vote.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. Any such election by written consent shall require the consent of holders of a majority of the outstanding shares entitled to vote.

Any director may resign effective upon giving written notice to the chairman of the board, the chief executive officer, the president, the secretary or the board of directors of the corporation, unless the notice specifies a later time for the

effectiveness of such resignation. If the board of directors accepts the resignation of a director tendered to take effect at a future time, the board of directors or the shareholders shall have power to elect a successor or take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Section 5. Place of Meeting. Regular meetings of the board of directors shall be held at any place within or without the State of Wyoming which has been designated from time to time by resolution by the board or by written consent of all members of the board of directors. In the absence of such designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board may be held either at a place so designated or at the principal executive office.

Section 6. Annual Meeting. Immediately following each annual meeting of shareholders, the board of directors shall hold a regular meeting at the place of said annual meeting or at such other place as shall be fixed by the board of directors, for the purpose of organization, election of officers, and the transaction of other business. Call and notice of such meetings are hereby dispensed with.

Section 7. Other Regular Meetings. Other regular meetings of the board of directors shall be held without call on the date and at the time which the board of directors may from time to time designate; provided, however, that should the day so designated fall upon a Saturday, Sunday or legal holiday observed by the corporation at its principal executive office, then said meeting shall be held at the same time on the next day thereafter ensuing which is a full business day. Notice of all such regular meetings of the board of directors is hereby dispensed with.

Section 8. Special Meetings. Special meetings of the board of directors for any purpose or purposes shall be called at any time by the chairman of the board, the president, any vice president, the secretary or by any director.

Special meetings of the board of directors shall be held upon four (4) days' written notice or forty-eight (48) hours' notice given personally or by telephone, telegraph, telex or other similar means of communication. Any such notice shall be addressed or delivered to each director at such director's address as it is shown upon the records of the corporation or as may have been given to the corporation by the director for purposes of notice or, if such address is not shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held.

Notice by mail shall be deemed to have been given at the time a written notice is deposited in the United States mail, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for transmission, or actually transmitted by the person giving the notice by electronic means, to the recipient. Oral notice shall be deemed to have been given at the time it is communicated to the recipient or to a person at the office of the recipient who the person giving the notice has reason to believe will promptly communicate it to the recipient.

Any notice shall state the date, place and hour of the meeting. Notice given to a director in accordance with this section shall constitute due, legal and personal notice to such director.

Section 9. Action at a Meeting: Quorum and Required Vote. The presence of a majority of the authorized number of directors at a meeting of the board of directors constitutes a quorum for the transaction of business, except as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the board of directors, unless a greater number, or the same number, after disqualifying one or more directors from voting, is required by law, by the certificate of incorporation or by these bylaws. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, provided that any action taken is approved by at least a majority of the required quorum for such meeting.

Section 10. Validation of Defectively Called or Noticed Meetings. The transactions of any meeting of the board of directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if, either before or after the meeting, each of the directors not present or who, though present, has prior to the meeting or at its commencement, protested the lack of proper notice to him, signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes or the meeting.

Section 11. Adjournment. A majority of the directors present, whether or not constituting a quorum, may adjourn any board of directors' meeting to another time or place.

Section 12. Notice of Adjournment. If a meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of adjournment; otherwise, notice of the time and place of holding an adjourned meeting need not be given to

absent directors if the time and place be fixed at the meeting adjourned.

Section 13. Participation in Meetings by Conference Telephone. Members of the board of directors may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another. Participating in a meeting as permitted in this Section constitutes presence in person at such meeting.

Section 14. Action Without Meeting. Any action by the board of directors may be taken without a meeting if all members of the board shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the board and shall have the same force and effect as a unanimous vote of such directors.

Section 15. Fees and Compensation. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the board of directors.

Section 16. Committees. The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate an executive and other committees, each consisting of one (1) or more directors, to serve at the pleasure of the board of directors, and may prescribe the manner in which proceedings of any such committee meetings of such committee may be regularly scheduled in advance and may be called at any time by any two (2) members thereof; otherwise, the provisions of these bylaws with respect to notice and conduct of meetings of the board of directors shall govern. Any such committee, to the extent provided in a resolution of the board of directors, shall have all of the authority of the board of directors, except as limited by the Wyoming Business Corporation Act.

ARTICLE IV

OFFICERS

Section 1. Officers. The officers of the corporation shall be a chief executive officer, a president, a secretary and a chief financial officer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. Any number of offices may be held by the same person.

Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 6 of this Article, shall be chosen

annually by, and shall serve at the pleasure of, the board of directors, and each shall hold his office until he or she shall resign or shall be removed or otherwise disqualified to serve, or his or her successor shall be elected and qualified.

Section 3. **Subordinate Officer**. The board of directors or the chief executive officer may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

Section 4. **Removal and Resignation**. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the board of directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the board of directors, by any officer upon whom such power or removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the board of directors, or to the president or to the secretary of the corporation. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which such officer is a party. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these bylaws for regular election or appointment to such office.

Section 6. Chairman of the Board. The chairman of the board, if there be such an office, shall preside at all meetings of the board of directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the board of directors or prescribed by these bylaws.

Section 7. Chief Executive Officer. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the chief executive officer shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the shareholders and at all meetings of the board of directors. He shall be ex officio a member of all the standing committees, including the executive committee, if any, and shall have the general power and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or these bylaws.

Section 8. President. The president shall be the chief operating officer of the corporation, and in the event of absence or disability of the chief executive officer, or if no chief executive officer has been appointed by the board of directors, shall perform all the duties of the chief executive officer, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the chief executive officer.

Section 9. Vice Presidents. In the absence or disability of the president, the vice presidents in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, if there be such an officer or officers, shall perform all the duties of the president, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents, if there be such an officer or officers, shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or these bylaws.

Section 10. Secretary. The secretary shall record or cause to be recorded, and shall keep or cause to be kept, at the principal executive office or such other place as the board of directors may order, a book of minutes of all meetings and actions, of the shareholders, the board directors and all committees thereof, with the time and place of holding of meetings, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the num-

ber of shares present or represented at shareholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent, or registrar, if one be appointed, a share register, or a duplicate share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

Section 11. Chief Financial Officer. The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and colored accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

The chief financial officer shall deposit all moneys and - other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as chief financial officer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

Section 12. Assistant Secretaries and Assistant Treasurers. In the absence or disability of the secretary or the chief financial officer, their duties shall be performed and their powers exercised, respectively, by any assistant secretary or any assistant treasurer which the board of directors may have elected or appointed. The assistant secretaries and the assistant treasurers shall have such other duties and powers as may have been delegated to them, respectively, by the secretary or the chief financial officer or by the board of directors.

ARTICLE V

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

Section 1. Definitions. For the purpose of this Article V, "agent" means any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation -

which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, arbitrative or investigative; and whether formal or informal, and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under Section 4 or Section 5(c) of this Article V.

Section 2. Actions by Third Parties. The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding to the fullest extent permitted by the laws of the State of Wyoming as they may exist from time to time.

Section 3. Actions by or in the Right of the Corporation. The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was an agent of the corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action to the fullest extent permitted by the laws of the State of Wyoming as they may exist from time to time.

Section 4. Advance of Expenses. Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of such proceeding upon receipt of a request therefor and an undertaking by or on behalf of the agent to repay such amount unless it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this Article V.

Section 5. Contractual Nature. The provision of this Article V shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this Article is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

Section 6. Insurance. Upon and in the event of a determination by the board of directors to purchase such insurance, the corporation shall purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the -

agent's status as such whether or not the corporation would have the power to indemnify the agent against such liability under the provisions of this Article V. All amounts received by an agent under any such policy of insurance shall be applied against, but shall not limit, the amounts to which the agent is entitled pursuant to the foregoing provisions of this Article V.

Section 7. **ERISA.** To assure indemnification under this provision of all such persons who are or were "fiduciaries" of an employee benefit plan governed by the Employee Retirement Income Security Act of 1974, as amended from time to time ("ERISA"), the provisions of this Article V shall, except as limited by Section 410 of ERISA, be interpreted as follows: an "other enterprise" shall be deemed to include an employee benefit plan; the corporation shall be deemed to have requested a person to serve as an employee of an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by , such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in compliance with ERISA and the terms of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

ARTICLE VI

GENERAL CORPORATE MATTERS

Section 1. **Record Date for Purposes Other Than Notice and Voting.** For purposes of determining the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any right in respect of any other lawful action (other than as provided in Section 12 of Article II of these bylaws), the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days before any such action, and in that case only shareholders of record on the date so fixed are entitled to receive the dividend, distribution, or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date so fixed, except as otherwise provided in the Wyoming Business Corporation Act.

If the board of directors does not so fix a record date, the record date for determining shareholders for any such purpose - shall be at the close of business on the day on which the board adopts the applicable resolution or the sixtieth (60th) day before the date of that action, whichever is later.

Section 2. **Inspection of Corporate Records.** The accounting books and records, the records of shareholders, and minutes of proceedings of the shareholders and the board and committees of the board of directors of the corporation and any subsidiary of

the corporation shall be open to inspection upon the written demand on the corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a share- holder or as the holder of such voting trust certificate. Such inspection by a shareholder or holder of a voting trust certificate may be made in person or by an agent or attorney, and the right of inspection includes the right to copy and make extracts.

A shareholder or shareholders holding at least five percent (5%) in the aggregate of the outstanding voting shares of the corporation or who hold at least one percent (1%) of such voting - shares and have filed a Schedule 14B with the United States Securities and Exchange Commission relating to the election of directors of the corporation shall have (in person, or by agent or attorney) the right to inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours upon five (5) business days' prior written demand upon the corporation and to obtain from the transfer agent, if any, for the corporation, upon written demand and upon the tender of its usual charges, a list of the shareholders' names and addresses, who are entitled to vote for the election of directors, and their shareholdings, and of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The list shall be made available on or before the later of five (5) business days after the demand is received or the date specified therein as the date as of which the list is to be compiled.

Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation. Such inspection by a director may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

Section 3. **Inspection of Bylaws**. The corporation shall keep in its principal executive office in California, or if its principal executive office is not in California, then at its principal business office in California (or otherwise provide upon written request of any shareholder) the original or a copy of the bylaws as amended or otherwise altered to date, certified by the secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

Section 4. **Checks, Drafts, Etc**. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.

Section 5. Contracts and Instruments; How Executed. The board of directors, except as in these bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and, unless so authorized or ratified by the board of directors, no officer, agent or employee - shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

Section 6. Certificate for Shares. Every holder of shares in the corporation shall be entitled to have a certificate signed in the name of the corporation by the chairman of the board or the president or a vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the Class or series of shares owned by the shareholder. Any of the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

Any such certificate shall also contain such legend or other statement as may be required by applicable state securities laws, the federal securities laws, and any agreement between the corporation and the shareholders thereof.

Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the board of directors or these bylaws may provide; provided, however, that on any certificate issued to represent any partly paid shares, the total amount of the consideration to be paid therefor and the - amount paid thereon shall be stated.

Except as provided in this Section 6, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The board of directors may, however, in case any certificate for shares is alleged to have been lost, stolen, or destroyed, authorize the issuance of a new certificate in lieu thereof, and the corporation may require that the corporation be given a bond or other adequate security sufficient to indemnify it against any claim that may be made against it (including expense or liability) on account of the alleged loss, theft, or destruction of such certificate of the issuance of such new certificate.

Section 7. Representation of Shares of Other Corporations. The president or any other officer or officers authorized by the board of directors or the president are each authorized to vote,

represent and exercise on behalf of the corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the corporation. The authority herein granted may be exercised either by any such officer in person or by any other person authorized so to do by proxy or power of attorney duly executed by said officer.

Section 8. **Construction and Definitions**. Unless the context otherwise requires, the general provisions, rules of construction and definitions contained in the Wyoming Business Corporation Act shall govern the construction of these bylaws. Without limiting the generality of the foregoing, the masculine gender includes the feminine and neuter, the singular number includes the plural and the plural number includes the singular, and the term "person" includes a corporation as well as a natural person.

ARTICLE VII

AMENDMENTS TO BYLAWS

Section 1. **Amendment by Shareholders.** New bylaws may be adopted or these bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the certificate of incorporation of the corporation sets forth the number of authorized directors of the corporation, the authorized number of directors may be changed only by an amendment of the certificate of incorporation.

EXHIBIT 6.1

QUALSEC

2006 STOCK OPTION PLAN

1. Purposes of the Plan. The purposes of this Stock Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant.

2. Definitions. As used herein, the following definitions shall apply:

(a) "Administrator" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

(b) "Applicable Laws" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Options are granted under the Plan.

(c) "Board" means the Board of Directors of the Company.

(d) "Change in Control" means the occurrence of any of the following events:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; or

(iii) The consummation of a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(e) "Code" means the Internal Revenue Code of 1986, as amended.

(f) "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

(g) "Common Stock" means the Common Stock of the Company.

(h) "Company" means QualSec, a Wyoming corporation.

(i) "Consultant" means any person who is engaged by the Company or any Parent or Subsidiary to render consulting or advisory services to such entity.

(j) "Director" means a member of the Board.

(k) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(l) "Employee" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 90th day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(n) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(o) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(p) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(q) "Option" means a stock option granted pursuant to the Plan.

(r) "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(s) "Optioned Stock" means the Common Stock subject to an Option.

(t) "Optionee" means the holder of an outstanding Option granted under the Plan.

(u) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(v) "Plan" means this 2006 Stock Option Plan.

(w) "Service Provider" means an Employee, Director or Consultant.

(x) "Share" means a share of the Common Stock, as adjusted in accordance with Section 12 below.

(y) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan. Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is 20,000,000 Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of restricted stock issued pursuant to an Option are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

4. Administration of the Plan.

(a) The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws.

(b) Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Options may from time to time be granted hereunder;

(iii) to determine the number of Shares to be covered by each such Option granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions of any Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Option or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(vii) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

(viii) to construe and interpret the terms of the Plan and Options granted pursuant to the Plan.

(c) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees.

5. Eligibility. Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a) Incentive Stock Option Limit. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b) At-Will Employment. Neither the Plan nor any Option shall confer upon any Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with

the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause, and with or without notice.

7. Term of Plan. Subject to shareholder approval in accordance with Section 18, the Plan shall become effective upon its adoption by the Board. Unless sooner terminated under Section 14, it shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the date of the most recent Board approval of an increase in the number of shares reserved for issuance under the Plan.

8. Term of Option. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9. Option Exercise Price and Consideration.

(a) Exercise Price. The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

(i) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to a merger or other corporate transaction.

(b) Forms of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitations, (1) cash, (2) check, (3) promissory note, (4) other Shares, provided Shares acquired from the Company, either directly or indirectly, (x) have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of

consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.

10. Exercise of Option.

(a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 12 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c) Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the

unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d) Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Option Agreement (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

11. Transferability of Options. Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee, only by the Optionee.

12. Adjustments Upon Changes in Capitalization, Merger or Change in Control.

(a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number and type of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, and the number and type of Shares covered by each outstanding Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number or type of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of Shares subject to an Option.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any

Company repurchase option applicable to any Shares purchased upon exercise of an Option shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

(c) Merger or Change in Control. In the event of a merger of the Company with or into another corporation, or a Change in Control, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If the successor corporation in a merger or Change in Control refuses to assume or substitute for the Option, then the Optionee shall fully vest in and have the right to exercise his or her Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or Change in Control, the Administrator shall notify the Optionee in writing or electronically that the Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the merger or Change in Control, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

13. Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such later date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

14. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

15. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

16. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

17. Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

18. Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws.

2006 STOCK OPTION PLAN

STOCK OPTION AGREEMENT

Unless otherwise defined herein, the terms defined in the 2006 Stock Option Plan shall have the same defined meanings in this Stock Option Agreement.

19. NOTICE OF STOCK OPTION GRANT

Name:

Address:

The undersigned Optionee has been granted an Option to purchase Common Stock of the Company, subject to the terms and conditions of the Plan and this Option Agreement, as follows:

Date of Grant	______________________
Vesting Commencement Date	______________________
Exercise Price per Share	$_____________________
Total Number of Shares Granted	______________________
Total Exercise Price	$_____________________
Type of Option:	___ Incentive Stock Option
	___ Nonstatutory Stock Option
Term/Expiration Date:	______________________

Vesting Schedule:

This Option shall be exercisable, in whole or in part, according to the following vesting schedule:

25% of the Shares subject to the Option shall vest on the one (1) year anniversary of the Vesting Commencement Date, and 1/36th of the Option shall vest each month thereafter, subject to Optionee continuing to be a Service Provider on such dates.

Notwithstanding the foregoing and anything contrary in the Plan, to the extent the successor corporation in a merger or Change in Control refuses to assume or substitute for this Option, then the Optionee shall fully vest in and have the right to exercise this Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If this Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or Change in Control, the Administrator shall notify the Optionee in writing or electronically that this Option

shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period.

Termination Period:

This Option shall be exercisable for three (3) months after Optionee ceases to be a Service Provider. Upon Optionee's death or Disability, this Option may be exercised for one (1) year after Optionee ceases to be a Service Provider. In no event may Optionee exercise this Option after the Term/Expiration Date as provided above.

20. AGREEMENT

(a) Grant of Option. The Plan Administrator of the Company hereby grants to the Optionee named in the Notice of Grant (the "Optionee"), an option (the "Option") to purchase the number of Shares set forth in the Notice of Grant, at the exercise price per Share set forth in the Notice of Grant (the "Exercise Price"), and subject to the terms and conditions of the Plan, which is incorporated herein by reference. Subject to Section 14(c) of the Plan, in the event of a conflict between the terms and conditions of the Plan and this Option Agreement, the terms and conditions of the Plan shall prevail.

If designated in the Notice of Grant as an Incentive Stock Option ("ISO"), this Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the Code. Nevertheless, to the extent that it exceeds the $100,000 rule of Code Section 422(d), this Option shall be treated as a Nonstatutory Stock Option ("NSO").

(b) Exercise of Option.

(i) Right to Exercise. This Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice of Grant and with the applicable provisions of the Plan and this Option Agreement.

(ii) Method of Exercise. This Option shall be exercisable by delivery of an exercise notice in the form attached as Exhibit A (the "Exercise Notice") which shall state the election to exercise the Option, the number of Shares with respect to which the Option is being exercised, and such other representations and agreements as may be required by the Company. The Exercise Notice shall be accompanied by payment of the aggregate Exercise Price as to all Exercised Shares. This Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the aggregate Exercise Price.

No Shares shall be issued pursuant to the exercise of an Option unless such issuance and such exercise complies with Applicable Laws. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to the Optionee on the date on which the Option is exercised with respect to such Shares.

(c) Optionee's Representations. In the event the Shares have not been registered under the Securities Act of 1933, as amended, at the time this Option is exercised, the Optionee shall, if required by the Company, concurrently with the exercise of all or any portion of this Option, deliver

to the Company his or her Investment Representation Statement in the form attached hereto as Exhibit B.

(d) Lock-Up Period. Optionee hereby agrees that Optionee shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Stock (or other securities) of the Company or enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Common Stock (or other securities) of the Company held by Optionee (other than those included in the registration) for a period specified by the representative of the underwriters of Common Stock (or other securities) of the Company not to exceed one hundred eighty (180) days following the effective date of any registration statement of the Company filed under the Securities Act.

Optionee agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company, Optionee shall provide, within ten (10) days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Securities Act. The obligations described in this Section shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a Commission Rule 145 transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period. Optionee agrees that any transferee of the Option or shares acquired pursuant to the Option shall be bound by this Section.

(e) Method of Payment. Payment of the aggregate Exercise Price shall be by any of the following, or a combination thereof, at the election of the Optionee:

(i) cash or check;

(ii) consideration received by the Company under a formal cashless exercise program adopted by the Company in connection with the Plan; or

(iii) surrender of other Shares which, (i) in the case of Shares acquired from the Company, either directly or indirectly, have been owned by the Optionee for more than six (6) months on the date of surrender, and (ii) have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Exercised Shares.

(f) Restrictions on Exercise. This Option may not be exercised until such time as the Plan has been approved by the shareholders of the Company, or if the issuance of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any Applicable Law.

(g) Non-Transferability of Option. This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by Optionee. The terms of the Plan and this Option Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

(h) Term of Option. This Option may be exercised only within the term set out in the Notice of Grant, and may be exercised during such term only in accordance with the Plan and the terms of this Option.

(i) Tax Obligations.

(i) Withholding Taxes. Optionee agrees to make appropriate arrangements with the Company (or the Parent or Subsidiary employing or retaining Optionee) for the satisfaction of all Federal, state, local and foreign income and employment tax withholding requirements applicable to the Option exercise. Optionee acknowledges and agrees that the Company may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered at the time of exercise.

(ii) Notice of Disqualifying Disposition of ISO Shares. If the Option granted to Optionee herein is an ISO, and if Optionee sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of (1) the date two years after the Date of Grant, or (2) the date one year after the date of exercise, the Optionee shall immediately notify the Company in writing of such disposition. Optionee agrees that Optionee may be subject to income tax withholding by the Company on the compensation income recognized by the Optionee.

(j) Entire Agreement; Governing Law. The Plan is incorporated herein by reference. The Plan and this Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee. This agreement is governed by the internal substantive laws but not the choice of law rules of Wyoming.

(k) No Guarantee of Continued Service. OPTIONEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS OPTION OR ACQUIRING SHARES HEREUNDER). OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE IN ANY WAY WITH OPTIONEE'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE OPTIONEE'S RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE.

Optionee acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all of the terms and provisions thereof. Optionee has reviewed the Plan and this Option in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option and fully understands all provisions of the Option. Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan or this Option. Optionee further agrees to notify the Company upon any change in the residence address indicated below.

OPTIONEE	QUALSEC
____________________	____________________
Signature	By
____________________	____________________
Print Name	Title
____________________	
____________________	
Residence Address	

(b) Exercise of Right of First Refusal. At any time within thirty (30) days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase all, but not less than all, of the Shares proposed to be transferred to any one or more of the Proposed Transferees, at the purchase price determined in accordance with subsection (c) below.

(c) Purchase Price. The purchase price ("Purchase Price") for the Shares purchased by the Company or its assignee(s) under this Section shall be the Offered Price.. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors of the Company in good faith.

(d) Payment. Payment of the Purchase Price shall be made, at the option of the Company or its assignee(s), in cash (by check), by cancellation of all or a portion of any outstanding indebtedness of the Holder to the Company (or, in the case of repurchase by an assignee, to the assignee), or by any combination thereof within thirty (30) days after receipt of the Notice or in the manner and at the times set forth in the Notice.

(e) Holder's Right to Transfer. If all of the Shares proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Company and/or its assignee(s) as provided in this Section, then the Holder may sell or otherwise transfer such Shares to that Proposed Transferee at the Offered Price or at a higher price, provided that such sale or other transfer is consummated within 120 days after the date of the Notice, that any such sale or other transfer is effected in accordance with any applicable securities laws and that the Proposed Transferee agrees in writing that the provisions of this Section shall continue to apply to the Shares in the hands of such Proposed Transferee. If the Shares described in the Notice are not transferred to the Proposed Transferee within such period, a new Notice shall be given to the Company, and the Company and/or its assignees shall again be offered the Right of First Refusal before any Shares held by the Holder may be sold or otherwise transferred.

(f) Exception for Certain Family Transfers. Anything to the contrary contained in this Section notwithstanding, the transfer of any or all of the Shares during the Optionee's lifetime or on the Optionee's death by will or intestacy to the Optionee's immediate family or a trust for the benefit of the Optionee's immediate family shall be exempt from the provisions of this Section. "Immediate Family" as used herein shall mean spouse, lineal descendant or antecedent, father, mother, brother or sister. In such case, the transferee or other recipient shall receive and hold the Shares so transferred subject to the provisions of this Section, and there shall be no further transfer of such Shares except in accordance with the terms of this Section.

(g) Termination of Right of First Refusal. The Right of First Refusal shall terminate as to any Shares upon the earlier of (i) the first sale of Common Stock of the Company to the general public, or (ii) a Change in Control in which the successor corporation has equity securities that are publicly traded.

6. Tax Consultation. Optionee understands that Optionee may suffer adverse tax consequences as a result of Optionee's purchase or disposition of the Shares. Optionee represents that Optionee has consulted with any tax consultants Optionee deems advisable in connection with

the purchase or disposition of the Shares and that Optionee is not relying on the Company for any tax advice.

7. Restrictive Legends and Stop-Transfer Orders.

(a) Legends. Optionee understands and agrees that the Company shall cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares together with any other legends that may be required by the Company or by state or federal securities laws:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COMPANY COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.
>
> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AND A RIGHT OF FIRST REFUSAL HELD BY THE ISSUER OR ITS ASSIGNEE(S) AS SET FORTH IN THE EXERCISE NOTICE BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER. SUCH TRANSFER RESTRICTIONS AND RIGHT OF FIRST REFUSAL ARE BINDING ON TRANSFEREES OF THESE SHARES.

(b) Stop-Transfer Notices. Optionee agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c) Refusal to Transfer. The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Exercise Notice or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

8. Successors and Assigns. The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this Exercise Notice shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Exercise Notice shall be binding upon Optionee and his or her heirs, executors, administrators, successors and assigns.

9. Interpretation. Any dispute regarding the interpretation of this Exercise Notice shall be submitted by Optionee or by the Company forthwith to the Administrator which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Administrator shall be final and binding on all parties.

10. Governing Law; Severability. This Exercise Notice is governed by the internal substantive laws but not the choice of law rules, of Wyoming. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Option Agreement will continue in full force and effect.

11. Entire Agreement. The Plan and Option Agreement are incorporated herein by reference. This Exercise Notice, the Plan, the Option Agreement and the Investment Representation Statement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee.

Submitted by:	Accepted by:
OPTIONEE	QUALSEC
______________________	______________________
Signature	By
______________________	______________________
Print Name	Title
Address:	Address:
______________________	______________________
______________________	______________________
______________________	
	______________________
	Date Received

103

EXHIBIT B

INVESTMENT REPRESENTATION STATEMENT

OPTIONEE:

COMPANY: QUALSEC

SECURITY: COMMON STOCK

AMOUNT:

DATE:

In connection with the purchase of the above-listed Securities, the undersigned Optionee represents to the Company the following:

1. Optionee is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities. Optionee is acquiring these Securities for investment for Optionee's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

2. Optionee acknowledges and understands that the Securities constitute "restricted securities" under the Securities Act and have not been registered under the Securities Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Optionee's investment intent as expressed herein. In this connection, Optionee understands that, in the view of the Securities and Exchange Commission, the statutory basis for such exemption may be unavailable if Optionee's representation was predicated solely upon a present intention to hold these Securities for the minimum capital gains period specified under tax statutes, for a deferred sale, for or until an increase or decrease in the market price of the Securities, or for a period of one year or any other fixed period in the future. Optionee further understands that the Securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Optionee further acknowledges and understands that the Company is under no obligation to register the Securities. Optionee understands that the certificate evidencing the Securities will be imprinted with any legend required under applicable state securities laws.

3. Optionee is familiar with the provisions of Rule 701 and Rule 144, each promulgated under the Securities Act, which, in substance, permit limited public resale of "restricted securities" acquired, directly or indirectly from the issuer thereof, in a non-public offering subject to the satisfaction of certain conditions. Rule 701 provides that if the issuer qualifies under Rule 701 at the

time of the grant of the Option to the Optionee, the exercise will be exempt from registration under the Securities Act. In the event the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, ninety (90) days thereafter (or such longer period as any market stand-off agreement may require) the Securities exempt under Rule 701 may be resold, subject to the satisfaction of certain of the conditions specified by Rule 144, including: (1) the resale being made through a broker in an unsolicited "broker's transaction" or in transactions directly with a market maker (as said term is defined under the Securities Exchange Act of 1934); and, in the case of an affiliate, (2) the availability of certain public information about the Company, (3) the amount of Securities being sold during any three month period not exceeding the limitations specified in Rule 144(e), and (4) the timely filing of a Form 144, if applicable.

In the event that the Company does not qualify under Rule 701 at the time of grant of the Option, then the Securities may be resold in certain limited circumstances subject to the provisions of Rule 144, which requires the resale to occur not less than one year after the later of the date the Securities were sold by the Company or the date the Securities were sold by an affiliate of the Company, within the meaning of Rule 144; and, in the case of acquisition of the Securities by an affiliate, or by a non-affiliate who subsequently holds the Securities less than two years, the satisfaction of the conditions set forth in Sections (1), (2), (3) and (4) of the paragraph immediately above.

4. Optionee further understands that in the event all of the applicable requirements of Rule 701 or 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rules 144 and 701 are not exclusive, the Staff of the Securities and Exchange Commission has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rules 144 or 701 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk. Optionee understands that no assurances can be given that any such other registration exemption will be available in such event.

Signature of Optionee:

____

Date:

105

EMPLOYMENT AGREEMENT

This **EMPLOYMENT AGREEMENT** (the "Agreement") is between **QualSec**, a Wyoming Corporation with its principal place of business at 1770 N. Research Park Way, Suite 181, North Logan, Utah 84341 (herein called the "Company"), and **Arden A. Kelton, Ph.D.** residing at 332 West Bluegrass Way, P. O. Box 354, Garden City, Utah 84028 (herein called the "Employee").

1) **Employment:** The Company hereby employs Employee as the Company's Chief Operations Officer, responsible for the management and supervision of the Company's R&D and Product Development programs subject to policies established from time to time by the Company's Board of Directors. The Employee hereby accepts such employment upon the terms and conditions hereinafter set forth.

2) **Term:** The term of this Agreement and its provisions herein shall have effectively commenced as of November 27, 2006 (Effective Date) and will become effective upon the later of the signature dates below. This Agreement shall continue for a period of three (3) years from the Effective Date unless previously terminated in accordance with the provisions of Section 7 of this Agreement. Thereafter, this Agreement will be automatically renewed on a year-to-year basis unless either party provides the other with notice in writing of the termination of this Agreement at least 60 days prior to its expiration or that of any renewal thereof. In the event of termination by the Company prior to the expiration of this Agreement other than by reasons specified in Sections 7(a), 7(b), 7(c), 7(d), or 7(e) hereunder, whether at the end of its original term or any renewal thereof, the Company will pay the Employee severance pay and benefits specified by Sections 7(a), 7(b), or 7(e) of this Agreement.

3) **Compensation:** For all services rendered by the Employee under this Agreement, the Company shall pay the Employee a salary and fringe benefits as follows:

   a) **Base Salary:** The Company shall pay the Employee a base salary at an annual rate of $150,000, of which $72,000 payable in semi-monthly increments, or according to established policy of the Company, with the balance accrued until further funding is achieved. In accordance with the policy for paying the salaries of other officers of the Company as may be necessitated by the financial condition of the Company and as established by resolution of the Board of Directors, Employee's salary may be paid in whole or in part by common stock of the Company. The issuance of common stock under the preceding sentence is intended to qualify under Rule 701 of the Securities Act of 1933.

   b) **Benefits:** The Employee shall be entitled to participate with other officers and employees of the Company in all fringe benefit plans or other arrangements authorized and adopted from time to time unless Employee shall elect in writing not to participate.

   c) **Expenses:** The Company shall either pay directly or reimburse Employee for reasonable and appropriate travel, entertainment, and other business expenses incurred by Employee in the performance of his duties hereunder, provided that the incurring of such expenses shall be subject to such policies as shall be established by the Board of Directors of the Company from time to time. The Company shall also reimburse Employee for reasonable and appropriate telephone, cellular telephone, internet, copying, supplies, travel, and other similar expense incurred by the Employee as a result of conducting the business of the Company at his residence in Garden City, Utah. Employee will submit to the Company such documentation to substantiate such expenses as the Company shall reasonably request. According to the financial condition of the Company, expenses may be accrued or paid in common stock of the Company.

   d) **Relocation Expense:** If relocation of the Employee is required by the Board of Directors, the Company agrees to pay directly or reimburse the employee for reasonable and customary executive relocation expense from his residence in Garden City, Utah to within reasonable commuting proximity of the Company's corporate offices.

   e) **Bonuses:** Employee shall be eligible to receive an annual performance bonus. Criteria for such bonus are to be based upon performance, attainment of specified goals, the meeting of revenue and pre-tax profit projections of the Company or other criteria for such bonus to be determined and agreed upon by the Employee and the Board of Directors prior to the start of each Bonus year.

f) **Stock and Stock Options:** The Company and Employee acknowledge that Company has issued to Employee fully vested stock for 70,000,000 shares (common stock) in company equity on incorporation as a founder and in exchange for intellectual property cited in Section 10. The Employee shall be eligible to participate in Employee Stock Option Plans adopted by the Company during the term of this Agreement commensurate with the position herein described and industry standards.

g) **Other:** Nothing herein shall be deemed to preclude the Company, upon approval by the Company's Board of Directors, from awarding additional compensation or benefits to Employee during the term of this Agreement such as raises, bonuses or fringe benefits commensurate with the position herein described and industry standards.

4) **Duties:** The Employee hereby promises to perform and discharge well and faithfully the duties that may be assigned to him from time to time by the Board of Directors of the Company in connection with the conducting of its business so long as such duties are reasonably related to the Employee's responsibilities as COO of the Company. Employee is employed as an officer of the Company reporting directly to its CEO and Board of Directors.

5) **Extent of Services and Other Interests:** During the term of this Agreement the Employee shall devote all of his working time as reasonably required for the performance of his duties in the business of the Company. The immediate duties of the Employee shall include diligent efforts to arrange development of a product prototype for the Company and to initiate such business arrangements as may be required for development and manufacture of the Company's products. Other duties of the Employee may include the normal and customary responsibilities of a COO of a corporation including but not limited to:

a) Plan and arrange development and manufacturing of products of the Company in accordance with Board directive and corporation charter.

b) Confer with Company officials to plan product development objectives, to develop organizational plans for manufacturing, and to establish responsibilities and procedures for attaining objectives.

c) Review activity reports and financial statements to determine progress and status in attaining product development and manufacturing objectives and revise objectives and plans in accordance with current and projected conditions.

d) Participate in the formulation of financial plans to provide for new or continuing operations, and to increase productivity.

6) **Vacation:** Employee shall be entitled to three (3) weeks of vacation with pay during each fiscal year. Vacation days may be taken at any time in each fiscal year during the term of this Agreement, consistent with the discharge of Employee's duties as an executive employee of the Company. Absences from work because of occasional sickness, medical or dental appointments, or legal holidays in the United States shall not be considered as vacation time. Vacation days shall accumulate and carry over from one year to the next, except that cumulative vacation time including annual vacation entitlement and carry-over time due Employee cannot exceed a total of 240 hours. It is agreed that the taking of continuous vacation time in excess of two weeks in duration is not to interfere with business duties.

7) **Termination:** The following paragraphs define the Company's obligations upon termination of Employee.

a) **Death:** In the event of Employee's death during the term hereof, this Agreement shall terminate immediately and, except as expressly set forth in this paragraph, the Company shall have no further liability hereunder to Employee or his estate. Employee's estate shall have the right to exercise any stock options that vested prior to Employee's death for a period of one-year following Employee's death. The Company shall continue to pay to Employee's estate his compensation as defined under section 3 for a period of six (6) months from and after the date of death during the term of this Agreement and pay his estate any benefits or bonus earned through the date of the Employee's death.

b) **Permanent Disability:** In the event that Employee becomes totally disabled during the term hereof and such total disability continues for a period in excess of sixty (60) days, whether consecutive or in the aggregate, during any twelve (12) month period, at the end of such period of disability, the Employee shall be considered as permanently disabled and this Agreement may be terminated at that time. Except as expressly set forth in this paragraph, the Company shall have no further liability hereunder to Employee. The Company shall, however, continue to pay to Employee his compensation as defined in section 3 for a period of twelve (12) months as severance pay hereunder, commencing with the expiration of the first sixty (60) day period of such disability. Employee shall be considered as totally disabled if and when, because of injury, illness or physical or mental disability, he is prevented from efficiently or effectively performing the duties of his employment. The determination of total disability shall be made by the Board of Directors of the Company, but said decision shall not be unreasonable or arbitrary and shall be supported by the opinion (at the Company's expense) of at least one licensed physician unless Employee, without justification, fails to submit to the necessary physical or mental examinations. It is understood that Employee's occasional sickness of short duration shall not result in Employee being considered totally disabled, and Employee shall continue to be compensated hereunder during such periods of occasional sickness so long as they shall not exceed the above period of time.

c) **Termination for Failure to Perform:** The Company may terminate this Agreement after twelve (12) months from the Effective Date if a prototype of the Company's first product has not been demonstrated to the satisfaction of the Company's Board of Directors, or after twenty-four (24) months if a manufacturing prototype has not been produced and manufacturing agreements have not been secured by that time. The Employee shall have the right to exercise any stock options that vested prior to Employee's termination for failure to perform for a period of two years following Employee's date of termination. Upon termination for failure to perform, the Company shall have no further liability hereunder to Employee.

d) **Involuntary Termination for Cause:** The Company may terminate this Agreement for cause. For the purposes of this Agreement, a termination for "Cause" shall mean a termination resulting from a determination by a third party, mutually agreed upon by the Company's board of Directors and Employee, that Employee (i) has committed a criminal act or act of moral turpitude that would materially injure the Company or its reputation or, (ii) has intentionally or willfully breached his duties hereunder in a material respect and has failed to cure the same within thirty (30) days after receiving written notice of such breach from the Board of Directors of the Company. In the event of termination for cause, the Company shall have no further liability hereunder to Employee from and after the date of such termination.

e) **Termination Without Cause:** Upon the termination of Employee's employment with the Company for any reason whatsoever prior to the expiration of the original term or any annual renewal of the term of this Agreement, except for (i) termination upon death as set forth in paragraph 7(a) hereof, (ii) termination upon permanent disability as set forth in paragraph 7(b) hereof, (iii) termination for failure to perform pursuant to paragraph 7(c) hereof, (iv) termination for cause pursuant to paragraph 7(d) hereof, or (v) Employee's voluntary election without cause to not continue in the employment of the Company, the Company will, at the time of such termination and in lieu of all other obligations of the Company hereunder, pay to Employee a lump-sum payment in the amount of the greater of (i) fifty percent (50%) of the total aggregate remaining unpaid portion of his then current salary and benefits as specified under this Agreement due for its remaining term, or (ii) Employee's then current salary for a period equal to twelve (12) months, plus pay any earned bonus and continue to pay the Employee's benefits for twelve (12) months as described in 3(b) of this Agreement. In the event of termination without cause as defined by this Agreement, all warrants, options or bonus agreements between the Company and Employee either vested or requiring vesting, shall be considered fully vested and exercisable, due and delivered to Employee on the date of termination. The parties to this Agreement hereby agree that the Board of Directors, management, employees, shareholders, or situation of the Company can necessitate the Employee's voluntary resignation from the Company with cause. The Company and Employee hereby agree to recognize a forced resignation (Employee's voluntary

resignation with cause) as termination of the Employee by the Company without cause. Conditions that may force the Employee's voluntary resignation from the Company with cause shall include, but not be limited to (i) sale or merger of the Company, (ii) a requirement by a financing agreement (e.g., private investor, venture capital organization, investment banker, etc.) to hire a new COO, (iii) assignment of duties to the Employee that are inconsistent with the customary, ethical, or legal responsibilities of a corporate COO, (iv) irreconcilable differences between Employee and any major shareholder (15% or greater ownership of voting stock of the Company), (v) a no confidence vote or formal or informal request for resignation of the Employee by a majority of the Board of Directors, and (vi) similar causes that impede the present or future operations of the Company, or the cooperation of the Employee with the Board of Directors, major shareholders, officers, employees, customers, or suppliers of the Company.

f) **Failure to Obtain Funding:** The Employee recognizes and acknowledges that Company's obligations under this Agreement are dependent on obtaining continued funding for its operations. In the event the Board of Directors determines that Company cannot continue operations because of lack of funds for continued operations, the Company may terminate this Agreement with Employee under section "d" of this section, Involuntary Termination for Cause.

8) **Non-Disclosure of Confidential Information:** The Employee recognizes and acknowledges that, during the term of employment, he will have access to the Company's trade secrets and proprietary processes as they may exist from time to time, which are valuable, special and unique assets of the Company's business. The access to and knowledge of these trade secrets are essential to the performance of the Employee's employment and duties hereunder. The Employee agrees to not disclose such secrets or processes to any person, firm, corporation, association or another entity for any reason or purpose whatsoever, nor shall the Employee make use of any such secrets or processes for his own purposes or for the benefit of any person, firm, corporation, or other entity (except the Company) under any circumstances during or after the term of his employment; provided that after the term of his employment, these restrictions shall not apply to such secrets and processes that are then, or from time to time thereafter, in the public domain (provided that he was not responsible, directly or indirectly, for permitting such secrets or processes to enter the public domain without the Company's consent).

9) **Covenants not to Compete or Interfere:** The Employee agrees, providing the company is not in material breach of any of the terms or conditions of this Agreement, that during the term herein described in Section 2 and for a period of one (1) year after the date of the Employee's termination, that (a) Employee shall not intentionally interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and any customer, supplier, lessor or employee of the Company or any of its subsidiaries; and (b) Employee shall not, as a sole proprietor or otherwise for his own account or as a partner, employee, officer, director, manager, agent, distributor, consultant, marketing representative, associate, investor, or otherwise, directly or indirectly, own, purchase, organize or take preparatory steps for the organization of finance, work for, provide services to, advise, acquire, lease, operate, manage or invest in or permit his name to be used or employed in connection with any business that engages in providing technology or products in direct competition with the Company (the "Business"). Employee further agrees that the covenants and other provisions of this paragraph shall cover his activities in the whole of the Americas, Europe and Asia (the "Territory"). The parties hereto agree that the covenants contained in this paragraph (b) shall be construed as if the covenants are divided into separate and distinct covenants in respect of each of the products and services of the Business, each capacity in which the party is prohibited from competing, and each part of the world in which such competition is prohibited from taking place. The territorial restrictions contained in this paragraph (b) are properly required for the adequate protection of the Business and in the event any covenant or other provision contained in this paragraph (b) shall be deemed to be illegal, unenforceable, or unreasonable by a court or other tribunal of competent jurisdiction with respect to any part of the Territory or otherwise, such covenant or provision shall not be affected with respect to any other part of the Territory or otherwise, and each of the parties hereto agrees and submits to the reduction of said territorial restriction or other provisions to such and area or otherwise as said court

shall deem reasonable. In the event that the Company is in material breach of terms of this contract, this clause is considered null and void. The parties further agree that if any provision of this Agreement is found to be unenforceable, it shall not affect the ability to enforce the remaining provisions and the court shall enforce all remaining provisions to the extent permitted by law.

10) **Inventions:** The Employee, for equity ownership in the Company and for employment as defined herein subject to the terms and conditions of this Agreement and providing that the Company is not in material breach of any of its terms or conditions, hereby sells, transfers, and assigns to the Company, or to any person or entity designated by the Company, all of the entire right, title and interest of the Employee in and to all inventions, ideas, disclosures, and improvements, whether patented or not patented, and material which can be copyrighted make or conceived by the employee, solely or jointly during the term hereof which relate to methods, apparatus, formulae, designs, products, processes or devices, sold, leased, used, or under consideration or development of the Business of the Company, or which otherwise relate to or pertain to the business, functions or operations of the Company. The Employee agrees to communicate promptly and to disclose to the Company, in such form as the Employee may be required, all information, details and data pertaining to the aforementioned inventions, ideas, disclosures, and improvements and to execute and deliver to the Company such formal transfers and assignments and such other papers and documents as may be required of the Employee to permit the Company or any person or entity designated by the Company to file and prosecute the patent applications and, as to material which can be copyrighted to obtain copyright thereof. For the purpose of this Agreement, any inventions or ideas disclosed to founders of the Company that induced the formation of the Company are hereby assigned to the Company. For the purposes of this Agreement, an invention shall be deemed to have been made during the term of Employee's employment if, during such period the invention was conceived and first actually reduced to practice by the Company. Employee agrees that any patent application related to the Company's Business filed within one (1) year after termination of this employment shall be presumed to relate to an invention which was made during the term of Employee's employment unless Employee can provide conclusive evidence to the contrary or the Company is materially in breach of any of the terms or conditions herein.

11) **Injunctive relief:** The parties hereto acknowledge that (a) the covenants and restrictions set forth in Sections 8, 9, and 10 of this Agreement are necessary, fundamental and required for the protection of the business of the Company, (b) such covenants and restrictions are material inducements to investors to enter into agreements to invest in the Company, and (c) a breach of any of such covenants and restrictions by Employee will result in irreparable harm and damages to the Company which cannot be adequately compensated by a monetary award. Accordingly, Employee expressly agrees that the Company shall be entitled to the immediate remedy of a temporary restraining order, preliminary injunction or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin the Employee from breaching any such covenant or provision or to specifically enforce the provisions hereof. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach or threatened breach.

12) **Indemnification:** In addition to any rights to indemnification from the Company to which Employee is entitled to under the Articles of Company and Bylaws, company shall indemnify Employee at all times during and after the term of this Agreement to the maximum extent permitted under any applicable state or federal law, against any unintentional actions by Employee or any and all actions preformed by the Company, and accordingly shall pay Employee's expenses in defending any civil or action, suit, or proceeding in advance of the final disposition of such action, suit or proceeding, to the extent permitted under such applicable state or federal laws.

13) **Insurance:** The Company, at its election and for its benefit, may insure the Employee against accidental loss or death. In this event, Employee shall submit to such physical examination and supply such information as may be required in connection therewith. This policy is separate and apart from any policy payable for the benefit of the Employee under paragraph 3(b).

14) **Notices:** Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered or certified mail to his last known residence in the case of the Employee or to its last known principal office in the case of the Company.

15) **Waiver of Breach:** The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed by a waiver of any subsequent breach.

16) **Governing Law:** This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California.

17) **Arbitration:** If at any time during the term of this Agreement any dispute, difference, or disagreement shall arise upon or in respect of the Agreement, and the meaning and construction hereof, every such dispute, difference, and disagreement shall be referred to a single arbiter agreed upon by the parties, or, if no single arbiter can be agreed upon, an arbiter or arbiters shall be selected in accordance with the rules of the American Arbitration Association and such dispute, difference, or disagreement shall be settled by arbitration in accordance with the then prevailing commercial rules of the American Arbitration Association, and judgement upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof.

18) **Prevailing Party:** In the event an arbitration, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys' fees to be fixed by the arbitrator, trial court, and/or appellate court.

19) **Assignment:** The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors of the Company.

20) **Entire Agreement:** This instrument contains the entire agreement of the parties. It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, modification, extension or discharge is sought.

In Witness Whereof, the parties have executed this Agreement as of the later of the signature dates below.

EMPLOYEE: /s/ Arden A. Kelton PhD Date: January 1, 2007

Arden A. Kelton

COMPANY: QUALSEC, INC.

s/ Joel E. Hand Date: January 1, 2007

Joel Hand, President/CEO/Chairman

111

EMPLOYMENT AGREEMENT

This **EMPLOYMENT AGREEMENT** (the "Agreement") is between **QualSec, Inc.**, a Wyoming Corporation with its principal place of business at 1770 N. Research Park Way, Suite 181, North Logan, Utah 84341 (herein called the "Company"), and **Joel E. Hand**, residing at 81515 Alexander, Chapel Hill, North Carolina 27517 (herein called the "Employee").

1) **Employment:** The Company hereby employs Employee as the Company's Chief Executive Officer, responsible for the management and direction of the Company's Funding, Management and Product Development programs subject to policies established from time to time by the Company's Board of Directors. The Employee hereby accepts such employment upon the terms and conditions hereinafter set forth.

2) **Term:** The term of this Agreement and its provisions herein shall have effectively commenced as of November 27, 2006 (Effective Date) and will become effective upon the later of the signature dates below. This Agreement shall continue for a period of Three (3) years from the Effective Date unless previously terminated in accordance with the provisions of Section 7 of this Agreement. Thereafter, this Agreement will be automatically renewed on a year-to-year basis unless either party provides the other with notice in writing of the termination of this Agreement at least 60 days prior to its expiration or that of any renewal thereof. In the event of termination by the Company prior to the expiration of this Agreement other than by reasons specified in Sections 7(a), 7(b), 7(c), 7(d), or 7(e) hereunder, whether at the end of its original term or any renewal thereof, the Company will pay the Employee severance pay and benefits specified by Sections 7(a), 7(b), or 7(e) of this Agreement.

3) **Compensation:** For all services rendered by the Employee under this Agreement, the Company shall pay the Employee a salary and fringe benefits as follows:

   a) **Base Salary:** The Company shall pay the Employee a base salary at an annual rate of $150,000, of which $72,000 payable in semi-monthly increments, or according to established policy of the Company, with the balance accrued until further funding is achieved. In accordance with the policy for paying the salaries of other officers of the Company as may be necessitated by the financial condition of the Company and as established by resolution of the Board of Directors, Employee's salary may be paid in whole or in part by common stock of the Company. . The issuance of common stock under the preceding sentence is intended to qualify under Rule 701 of the Securities Act of 1933.

   b) **Benefits:** The Employee shall be entitled to participate with other officers and employees of the Company in all fringe benefit plans or other arrangements authorized and adopted from time to time unless Employee shall elect in writing not to participate.

   c) **Expenses:** The Company shall either pay directly or reimburse Employee for reasonable and appropriate travel, entertainment, and other business expenses incurred by Employee in the performance of his duties hereunder, provided that the incurring of such expenses shall be subject to such policies as shall be established by the Board of Directors of the Company from time to time. The Company shall also reimburse Employee for reasonable and appropriate telephone, cellular telephone, internet, copying, supplies, travel, and other similar expense incurred by the Employee as a result of conducting the business of the Company at his residence in Garden City, Utah. Employee will submit to the Company such documentation to substantiate such expenses as the Company shall reasonably request. According to the financial condition of the Company, expenses may be accrued or paid in common stock of the Company.

   d) **Relocation Expense:** If relocation of the Employee is required by the Board of Directors, the Company agrees to pay directly or reimburse the employee for reasonable and customary executive relocation expense from his residence in Garden City, Utah to within reasonable commuting proximity of the Company's corporate offices.

   e) **Bonuses:** Employee shall be eligible to receive an annual performance bonus. Criteria for such bonus are to be based upon performance, attainment of specified goals, the meeting of revenue and

pre-tax profit projections of the Company or other criteria for such bonus to be determined and agreed upon by the Employee and the Board of Directors prior to the start of each Bonus year.

f) **Stock and Stock Options:** The Company and Employee acknowledge that Company has issued to Employee fully vested stock for 70,000,000 shares (common stock) in company equity on incorporation as a founder and in exchange for intellectual property cited in Section 10. The Employee shall be eligible to participate in Employee Stock Option Plans adopted by the Company during the term of this Agreement commensurate with the position herein described and industry standards.

g) **Other:** Nothing herein shall be deemed to preclude the Company, upon approval by the Company's Board of Directors, from awarding additional compensation or benefits to Employee during the term of this Agreement such as raises, bonuses or fringe benefits commensurate with the position herein described and industry standards.

4) **Duties:** The Employee hereby promises to perform and discharge well and faithfully the duties that may be assigned to him from time to time by the Board of Directors of the Company in connection with the conducting of its business so long as such duties are reasonably related to the Employee's responsibilities as COO of the Company. Employee is employed as an officer of the Company reporting directly to its CEO and Board of Directors.

5) **Extent of Services and Other Interests:** During the term of this Agreement the Employee shall devote all of his working time as reasonably required for the performance of his duties in the business of the Company. The immediate duties of the Employee shall include diligent efforts to arrange development of a product prototype for the Company and to initiate such business arrangements as may be required for development and manufacture of the Company's products. Other duties of the Employee may include the normal and customary responsibilities of a CEO of a corporation including but not limited to:

a) Plan and arrange development and manufacturing of products of the Company in accordance with Board directive and corporation charter.

b) Confer with Company officials to plan product development objectives, to develop organizational plans for manufacturing, and to establish responsibilities and procedures for attaining objectives.

c) Review activity reports and financial statements to determine progress and status in attaining product development and manufacturing objectives and revise objectives and plans in accordance with current and projected conditions.

d) Participate in the formulation of financial plans to provide for new or continuing operations, and to increase productivity.

6) **Vacation:** Employee shall be entitled to three (3) weeks of vacation with pay during each fiscal year. Vacation days may be taken at any time in each fiscal year during the term of this Agreement, consistent with the discharge of Employee's duties as an executive employee of the Company. Absences from work because of occasional sickness, medical or dental appointments, or legal holidays in the United States shall not be considered as vacation time. Vacation days shall accumulate and carry over from one year to the next, except that cumulative vacation time including annual vacation entitlement and carry-over time due Employee cannot exceed a total of 240 hours. It is agreed that the taking of continuous vacation time in excess of two weeks in duration is not to interfere with business duties.

7) **Termination:** The following paragraphs define the Company's obligations upon termination of Employee.

a) **Death:** In the event of Employee's death during the term hereof, this Agreement shall terminate immediately and, except as expressly set forth in this paragraph, the Company shall have no further liability hereunder to Employee or his estate. Employee's estate shall have the right to exercise any stock options that vested prior to Employee's death for a period of one-year following Employee's death. The Company shall continue to pay to Employee's estate his compensation as defined under section 3 for a period of six (6) months from and after the date of

death during the term of this Agreement and pay his estate any benefits or bonus earned through the date of the Employee's death.

b) **Permanent Disability:** In the event that Employee becomes totally disabled during the term hereof and such total disability continues for a period in excess of sixty (60) days, whether consecutive or in the aggregate, during any twelve (12) month period, at the end of such period of disability, the Employee shall be considered as permanently disabled and this Agreement may be terminated at that time. Except as expressly set forth in this paragraph, the Company shall have no further liability hereunder to Employee. The Company shall, however, continue to pay to Employee his compensation as defined in section 3 for a period of twelve (12) months as severance pay hereunder, commencing with the expiration of the first sixty (60) day period of such disability. Employee shall be considered as totally disabled if and when, because of injury, illness or physical or mental disability, he is prevented from efficiently or effectively performing the duties of his employment. The determination of total disability shall be made by the Board of Directors of the Company, but said decision shall not be unreasonable or arbitrary and shall be supported by the opinion (at the Company's expense) of at least one licensed physician unless Employee, without justification, fails to submit to the necessary physical or mental examinations. It is understood that Employee's occasional sickness of short duration shall not result in Employee being considered totally disabled, and Employee shall continue to be compensated hereunder during such periods of occasional sickness so long as they shall not exceed the above period of time.

c) **Termination for Failure to Perform:** The Company may terminate this Agreement after twelve (12) months from the Effective Date if a prototype of the Company's first product has not been demonstrated to the satisfaction of the Company's Board of Directors, or after twenty-four (24) months if a manufacturing prototype has not been produced and manufacturing agreements have not been secured by that time. The Employee shall have the right to exercise any stock options that vested prior to Employee's termination for failure to perform for a period of two years following Employee's date of termination. Upon termination for failure to perform, the Company shall have no further liability hereunder to Employee.

d) **Involuntary Termination for Cause:** The Company may terminate this Agreement for cause. For the purposes of this Agreement, a termination for "Cause" shall mean a termination resulting from a determination by a third party, mutually agreed upon by the Company's board of Directors and Employee, that Employee (i) has committed a criminal act or act of moral turpitude that would materially injure the Company or its reputation or, (ii) has intentionally or willfully breached his duties hereunder in a material respect and has failed to cure the same within thirty (30) days after receiving written notice of such breach from the Board of Directors of the Company. In the event of termination for cause, the Company shall have no further liability hereunder to Employee from and after the date of such termination.

e) **Termination Without Cause:** Upon the termination of Employee's employment with the Company for any reason whatsoever prior to the expiration of the original term or any annual renewal of the term of this Agreement, except for (i) termination upon death as set forth in paragraph 7(a) hereof, (ii) termination upon permanent disability as set forth in paragraph 7(b) hereof, (iii) termination for failure to perform pursuant to paragraph 7(c) hereof, (iv) termination for cause pursuant to paragraph 7(d) hereof, or (v) Employee's voluntary election without cause to not continue in the employment of the Company, the Company will, at the time of such termination and in lieu of all other obligations of the Company hereunder, pay to Employee a lump-sum payment in the amount of the greater of (i) fifty percent (50%) of the total aggregate remaining unpaid portion of his then current salary and benefits as specified under this Agreement due for its remaining term, or (ii) Employee's then current salary for a period equal to twelve (12) months, plus pay any earned bonus and continue to pay the Employee's benefits for twelve (12) months as described in 3(b) of this Agreement. In the event of termination without cause as defined by this Agreement, all warrants, options or bonus agreements between the Company and Employee either vested or requiring vesting, shall be considered fully vested and exercisable, due and delivered to Employee on the date of termination. The parties to this Agreement hereby agree

that the Board of Directors, management, employees, shareholders, or situation of the Company can necessitate the Employee's voluntary resignation from the Company with cause. The Company and Employee hereby agree to recognize a forced resignation (Employee's voluntary resignation with cause) as termination of the Employee by the Company without cause. Conditions that may force the Employee's voluntary resignation from the Company with cause shall include, but not be limited to (i) sale or merger of the Company, (ii) a requirement by a financing agreement (e.g., private investor, venture capital organization, investment banker, etc.) to hire a new COO, (iii) assignment of duties to the Employee that are inconsistent with the customary, ethical, or legal responsibilities of a corporate COO, (iv) irreconcilable differences between Employee and any major shareholder (15% or greater ownership of voting stock of the Company), (v) a no confidence vote or formal or informal request for resignation of the Employee by a majority of the Board of Directors, and (vi) similar causes that impede the present or future operations of the Company, or the cooperation of the Employee with the Board of Directors, major shareholders, officers, employees, customers, or suppliers of the Company.

f) **Failure to Obtain Funding:** The Employee recognizes and acknowledges that Company's obligations under this Agreement are dependent on obtaining continued funding for its operations. In the event the Board of Directors determines that Company cannot continue operations because of lack of funds for continued operations, the Company may terminate this Agreement with Employee under section "d" of this section, Involuntary Termination for Cause.

8) **Non-Disclosure of Confidential Information:** The Employee recognizes and acknowledges that, during the term of employment, he will have access to the Company's trade secrets and proprietary processes as they may exist from time to time, which are valuable, special and unique assets of the Company's business. The access to and knowledge of these trade secrets are essential to the performance of the Employee's employment and duties hereunder. The Employee agrees to not disclose such secrets or processes to any person, firm, corporation, association or another entity for any reason or purpose whatsoever, nor shall the Employee make use of any such secrets or processes for his own purposes or for the benefit of any person, firm, corporation, or other entity (except the Company) under any circumstances during or after the term of his employment; provided that after the term of his employment, these restrictions shall not apply to such secrets and processes that are then, or from time to time thereafter, in the public domain (provided that he was not responsible, directly or indirectly, for permitting such secrets or processes to enter the public domain without the Company's consent).

9) **Covenants not to Compete or Interfere:** The Employee agrees, providing the company is not in material breach of any of the terms or conditions of this Agreement, that during the term herein described in Section 2 and for a period of one (1) year after the date of the Employee's termination, that (a) Employee shall not intentionally interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and any customer, supplier, lessor or employee of the Company or any of its subsidiaries; and (b) Employee shall not, as a sole proprietor or otherwise for his own account or as a partner, employee, officer, director, manager, agent, distributor, consultant, marketing representative, associate, investor, or otherwise, directly or indirectly, own, purchase, organize or take preparatory steps for the organization of finance, work for, provide services to, advise, acquire, lease, operate, manage or invest in or permit his name to be used or employed in connection with any business that engages in providing technology or products in direct competition with the Company (the "Business"). Employee further agrees that the covenants and other provisions of this paragraph shall cover his activities in the whole of the Americas, Europe and Asia (the "Territory"). The parties hereto agree that the covenants contained in this paragraph (b) shall be construed as if the covenants are divided into separate and distinct covenants in respect of each of the products and services of the Business, each capacity in which the party is prohibited from competing, and each part of the world in which such competition is prohibited from taking place. The territorial restrictions contained in this paragraph (b) are properly required for the adequate protection of the Business and in the event any covenant or other provision contained in this paragraph (b) shall be deemed to be illegal, unenforceable, or unreasonable by a court or other tribunal of competent jurisdiction with respect to any part of the Territory or otherwise, such covenant or provision shall not be affected with respect to any other part of the Territory or otherwise, and each of the parties hereto agrees and submits to the

reduction of said territorial restriction or other provisions to such and area or otherwise as said court shall deem reasonable. In the event that the Company is in material breach of terms of this contract, this clause is considered null and void. The parties further agree that if any provision of this Agreement is found to be unenforceable, it shall not affect the ability to enforce the remaining provisions and the court shall enforce all remaining provisions to the extent permitted by law.

10) **Inventions:** The Employee, for equity ownership in the Company and for employment as defined herein subject to the terms and conditions of this Agreement and providing that the Company is not in material breach of any of its terms or conditions, hereby sells, transfers, and assigns to the Company, or to any person or entity designated by the Company, all of the entire right, title and interest of the Employee in and to all inventions, ideas, disclosures, and improvements, whether patented or not patented, and material which can be copyrighted make or conceived by the employee, solely or jointly during the term hereof which relate to methods, apparatus, formulae, designs, products, processes or devices, sold, leased, used, or under consideration or development of the Business of the Company, or which otherwise relate to or pertain to the business, functions or operations of the Company. The Employee agrees to communicate promptly and to disclose to the Company, in such form as the Employee may be required, all information, details and data pertaining to the aforementioned inventions, ideas, disclosures, and improvements and to execute and deliver to the Company such formal transfers and assignments and such other papers and documents as may be required of the Employee to permit the Company or any person or entity designated by the Company to file and prosecute the patent applications and, as to material which can be copyrighted to obtain copyright thereof. For the purpose of this Agreement, any inventions or ideas disclosed to founders of the Company that induced the formation of the Company are hereby assigned to the Company. For the purposes of this Agreement, an invention shall be deemed to have been made during the term of Employee's employment if, during such period the invention was conceived and first actually reduced to practice by the Company. Employee agrees that any patent application related to the Company's Business filed within one (1) year after termination of this employment shall be presumed to relate to an invention which was made during the term of Employee's employment unless Employee can provide conclusive evidence to the contrary or the Company is materially in breach of any of the terms or conditions herein.

11) **Injunctive relief:** The parties hereto acknowledge that (a) the covenants and restrictions set forth in Sections 8, 9, and 10 of this Agreement are necessary, fundamental and required for the protection of the business of the Company, (b) such covenants and restrictions are material inducements to investors to enter into agreements to invest in the Company, and (c) a breach of any of such covenants and restrictions by Employee will result in irreparable harm and damages to the Company which cannot be adequately compensated by a monetary award. Accordingly, Employee expressly agrees that the Company shall be entitled to the immediate remedy of a temporary restraining order, preliminary injunction or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin the Employee from breaching any such covenant or provision or to specifically enforce the provisions hereof. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach or threatened breach.

12) **Indemnification:** In addition to any rights to indemnification from the Company to which Employee is entitled to under the Articles of Company and Bylaws, company shall indemnify Employee at all times during and after the term of this Agreement to the maximum extent permitted under any applicable state or federal law, against any unintentional actions by Employee or any and all actions preformed by the Company, and accordingly shall pay Employee's expenses in defending any civil or action, suit, or proceeding in advance of the final disposition of such action, suit or proceeding, to the extent permitted under such applicable state or federal laws.

13) **Insurance:** The Company, at its election and for its benefit, may insure the Employee against accidental loss or death. In this event, Employee shall submit to such physical examination and supply such information as may be required in connection therewith. This policy is separate and apart from any policy payable for the benefit of the Employee under paragraph 3(b).

14) **Notices:** Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered or certified mail to his last known residence in the case of the Employee or to its last known principal office in the case of the Company.

15) **Waiver of Breach:** The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed by a waiver of any subsequent breach.

16) **Governing Law:** This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California.

17) **Arbitration:** If at any time during the term of this Agreement any dispute, difference, or disagreement shall arise upon or in respect of the Agreement, and the meaning and construction hereof, every such dispute, difference, and disagreement shall be referred to a single arbiter agreed upon by the parties, or if no single arbiter can be agreed upon, an arbiter or arbiters shall be selected in accordance with the rules of the American Arbitration Association and such dispute, difference, or disagreement shall be settled by arbitration in accordance with the then prevailing commercial rules of the American Arbitration Association, and judgement upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof.

18) **Prevailing Party:** In the event an arbitration, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys' fees to be fixed by the arbitrator, trial court, and/or appellate court.

19) **Assignment:** The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors of the Company.

20) **Entire Agreement:** This instrument contains the entire agreement of the parties. It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, modification, extension or discharge is sought.

In Witness Whereof, the parties have executed this Agreement as of the later of the signature dates below.

EMPLOYEE:	/s/ Joel E. Hand Joel E. Hand	Date: January 1, 2007
COMPANY:	QUALSEC, INC.	
	/s/ Arden A. Kelton PhD Arden A. Kelton Ph.D, Director	Date: January 1, 2007

EXHIBIT 6.4

January 16, 2006

QualSec
1770 N. Research Pky. Suite 181
North Logan, Utah 84341

I agree that the $80,000 loaned by me to QualSec shall be non-interest bearing and repayable out of the proceeds of the proposed Regulation A offering. I indicate by this letter that I am willing to advance up to $300,000 in total which shall likewise be non-interest bearing. However, in the event any such amount is not repaid by June 30, 2007 it shall convert into a convertible note bearing interest at 8% commencing on July 1, 2008 and convertible, at my option, into common stock at a price equal to 75% of the initial trading price of the common stock. The further terms of the convertible note will be mutually agreed upon.

/s/ Joel Hand

EXHIBIT 11

HAND & HAND

A PROFESSIONAL CORPORATION
24351 PASTO ROAD, SUITE B
DANA POINT, CALIFORNIA 92629
TELEPHONE (949) 489-2400
FACSIMILE (949) 489-0034
E-MAIL: jehu@jehu.com

November 21, 2006

QualSec
1770 N. Research Pky.
Suite 181
North Logan, Utah 84341

Re:Offering Statement on
<u>Form 1-A (the "Offering Statement")</u>

Gentlemen:

You have requested our opinion as to the legality of the issuance by you (the "Corporation") of up to 30,000,000 shares of common stock ("Shares"), as further described in the Offering Statement proposed to be filed with the U.S. Securities and Exchange Commission on November 22, 2006.

As your counsel, we have reviewed and examined:

1. The Articles of Incorporation of the Corporation;
2. The Bylaws of the Corporation;
3. A copy of certain resolutions of the corporation; and
4. The Offering Statement, as proposed to be filed

In giving our opinion, we have assumed without investigation the authenticity of any document or instrument submitted us as an original, the conformity to the original of any document or instrument submitted to us as a copy, and the genuineness of all signatures on such originals or copies.

Based upon the foregoing, we are of the opinion that the Shares to be offered pursuant to the Offering Statement, if sold as described in the Offering Statement will be legally issued, fully paid and nonassessable.

No opinion is expressed herein as to the application of state securities or Blue Sky laws.

We consent to the reference to our firm name in the Offering Circular filed as a part of the Offering Statement and the use of our opinion in the Offering Statement. In giving these consents, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

HAND & HAND
a professional corporation

119

POWER OF ATTORNEY
OFFICERS AND DIRECTORS OF
QUALSEC

The undersigned officer and/or director of QualSec, a Wyoming corporation (the "Corporation"), which intends to file an offering statement on Form 1-A registering up to 60,000,000 shares of common stock (the "Offering Statement") under the provisions of the Securities Act of 1933 with the Securities and Exchange Commission, Washington D.C., hereby constitutes and appoints Joel Hand, with full power of substitution and resubstitution, as attorney to sign for the undersigned in any and all capacities such Offering Statement and any and all amendments thereto, and any and all applications or other documents to be filed pertaining to such Offering Statement with the Securities and Exchange Commission or with any states or other jurisdictions in which registration is necessary to provide for notice or sale of all or part of the securities to be registered pursuant to the Offering Statement and with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present. The undersigned hereby ratifies and confirms all that said attorney-in-fact and agent, or any of his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

EXECUTED this 17th day of November, 2006.

Arden A. Kelton

Arden A. Kelton, PhD.

END